Exhibit 99.1

LUNDIN MINING CORPORATION

Renewal Annual Information Form

For the Year Ended December 31, 2006

Dated as of March 31, 2007

	Environmental and Other Regulatory Requirements	67
	Legal Environment	68
	Risk of International Operations	68
	Political Environment	69
	Joint Venture Interest in Storliden mine	69
	Mineral Resource and Reserve Estimates	69
	Estimation of Asset Carrying Values	69
	Exploration and Development	69
	Mining Risks and Insurance	70
	Requirement for Further Capital	70
	Uninsurable Risks	70
	No Assurance of Titles or Boundaries	70
	Counterparties	71
	Tax	71
	Employee Relations	71
	Competition	71
	Repatriation of Earnings	71
	Infrastructure	71
	Dilution	71
	Dependence on Management	72
	Share Price Volatility	72
ITEM 7	DESCRIPTION OF SHARE CAPITAL	72
ITEM 8	MARKET FOR SECURITIES	72
8.1	EXCHANGE LISTING	72
8.2	TRANSFER AGENT AND REGISTRAR	72
8.3	TRADING PRICE AND VOLUME	73
8.4	ESCROWED SECURITIES	73
ITEM 9	DIRECTORS AND OFFICERS	73
9.1	NAME, ADDRESS, OCCUPATION AND SECURITY HOLDING OF DIRECTORS AND OFFICERS	73
9.2	CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES	76
9.3	PENALTIES OR SANCTIONS	77
9.4	PERSONAL BANKRUPTCIES	77
9.5	CONFLICTS OF INTEREST	77
ITEM 10	AUDIT COMMITTEE	78
10.1	AUDIT COMMITTEE CHARTER	78
10.2	AUDIT COMMITTEE MEMBERS	82
10.3	RELEVANT EDUCATION AND EXPERIENCE	82
10.4	EXTERNAL AUDITOR SERVICE FEES	83
ITEM 11	LEGAL PROCEEDINGS	84
ITEM 12	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	84
ITEM 13	INTERESTS OF EXPERTS	84
13.1	NAMES OF EXPERTS	84
ITEM 14	ADDITIONAL INFORMATION	84
14.1	INFORMATION PROVIDED ON REQUEST	84
14.2	INFORMATION CONTAINED IN INFORMATION CIRCULAR AND FINANCIAL STATEMENTS	85
14.3	INFORMATION FOUND ON SEDAR	85

- ii -

GLOSSARY

The following is a glossary of certain mining terms used in this Annual Information Form.

Ag	Silver
AEM	Airborne electromagnetic survey (generally in the context of a geophysical survey).
Alteration	Chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.
Alteration facies	Alteration appearance, aspect, look, condition.
Assay	An analysis to determine the presence, absence or quantity of one or more components.
basal till

Unconsolidated, unsorted and unstratified glacial debris of varying size and composition deposited by and underneath a glacier without subsequent reworking by meltwater, immediately above the bedrock surface.

Biotite	Mica mineral containing iron and magnesia, generally of a black or dark green color; a common constituent of crystalline rocks.
Cu	Copper
EM	Electromagnetic (generally in the context of a geophysical survey).
Epigenetic	Mineralized bodies formed by hydrothermal fluids and gases that were introduced into the host rocks from elsewhere, filling cavities in the host rock.
Feldspar

Family of silicate minerals containing varying amounts of potassium, sodium and calcium along with aluminum, silicon and oxygen. Potassium feldspars contain considerable potassium. Plagioclase feldspars contain considerable sodium and calcium.

Felsic

A mnemonic adjective derived from (fe) for feldspar, (1) for lenad or feldspathoid, and (s) for silica, and applied to light-coloured rocks containing an abundance of one or all of these constituents. Also applied to the minerals themselves, the chief felsic minerals being quartz, feldspar, feldspathoid, and muscovite.

g	Grams
Galena	Lead sulphide, the most common ore mineral of lead.
GEMS	Mine planning and mineral resource estimation computer software.
GPS	The Global Positioning System (GPS) is a satellite-based navigation system made up of a network of 24 satellites.
Grade	The amount of valuable metal in each tonne of mineralized material, expressed as grams per tonne for precious metals and percent or parts per million for most base metals.
ha.	Hectares

Hydrothermal

An adjective applied to heated or superheated magmatic fluids rich in water, to the processes in which they are concerned and to the rocks, mineralized deposits and alteration products produced by them.

Induced polarization (IP)

A method of ground geophysical surveying employing an electrical current to determine indications of mineralization by measuring the ability of a rock, containing minor amounts of sulphide minerals, to hold an electrical charge.

K	Potassium
Kriging	Modeling tools for mineral resource evaluation
LOM	Life of Mine
Mafic	An adjective applied to igneous rock composed chiefly of one or more ferromagnesian, dark-colored minerals.
Mineralization

The process or processes by which a mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit. It is a general term incorporating various types; for example, fissure filling, impregnation and replacement.

Mt	Millions of tonnes
Ni	Nickel
Ore	Naturally occurring material from which minerals of economic value can be extracted.
Oz	Ounce
Pb	Lead
ppm	Parts per million
Quartz	Common rock-forming mineral consisting of silicon and oxygen.
Reclamation	The restoration of a site after mining or exploration activity is completed.
S	Sulphur
Sphalerite	A yellow, brown or black cubic mineral: (Zn, Fe)S. It is a widely distributed ore of zinc.
Stope	An excavation in a mine from which ore is, or has been, extracted.
Stratigraphy	That branch of geology which treats the arrangement and succession of strata (geological units).
Strike	The direction or trend taken by a structural surface e.g., a bedding plane or a fault surface, as it intersects the horizontal.
Sulphides	A mineral compound characterized by the linkage of sulphur with a metal or semimetal.
/t	per tonne
Vein	A fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.
VMS	Volcanogenic Massive Sulphides normally referring to deposits with large but varying amounts of pyrite, pyrrhotite and sulphide minerals containing copper, zinc and lead.
Volcanogenic (VMS) model	Volcanogenic Massive Sulphide deposit model
Zn	Zinc

NOTE TO U.S. READERS

Reserve and Resource Estimates

Disclosed reserve estimates should not be interpreted as assurances of mine life or of the profitability of current or future operations.  We estimate our mineral reserves in accordance with the requirements of the applicable Canadian securities regulatory authorities and established mining standards.

Estimates of reserves and resources for oil and gas reporting purposes are not comparable to mineral reserve and resource estimates.

The U.S. Securities and Exchange Commission (“SEC”) does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves.  However, because we prepared this Annual Information Form in accordance with Canadian disclosure requirements, we incorporate estimates of mineral resources.  Mineral resources are concentrations or occurrences of minerals that are judged to have reasonable prospects for economic extraction, but for which the economics of extraction cannot be assessed, whether because of insufficiency of geological information or lack of feasibility analysis, or for which economic extraction cannot be justified at the time of reporting.  Consequently, mineral resources are of a higher risk and are less likely to be accurately estimated or recovered than mineral reserves.

LUNDIN MINING CORPORATION

Item 1

PRELIMINARY NOTES

1.1

Incorporation By Reference and Date of Information

Specifically incorporated by reference and forming a part of this annual information form (the “AIF”) are the following documents of the Company, which have been filed with the regulatory authorities in each of the Provinces of British Columbia, Alberta, Ontario, Quebec and Nova Scotia:

(a)

the audited consolidated financial statements of the Company for the years ended December 31, 2005 and December 31, 2006, together with the auditors' reports thereon;

(b)

the Management Discussion and Analysis relating to the consolidated financial statements referenced in (a) above;

(c)

material change report of the Company filed February 7, 2006 announcing the strategic alliance and financing arrangement that the Company entered into with Sunridge Gold Corp., a publicly traded mining company;

(d)

news release of the Company filed March 31, 2006 announcing the updated Mineral Reserves and Mineral Resources for the Zinkgruvan, Galmoy and Storliden mines;

(e)

news release of the Company filed April 10, 2006 announcing significant new mineralization at the Galmoy Project in Ireland;

(f)

news release of the Company filed June 19, 2006 announcing the acquisition of the Toral zinc-lead-silver property in northwestern Spain;

(g)

news release of the Company filed June 21, 2006 announcing new resource estimates for the Norrliden sulphide deposit and drilling results at the Copperstone Project and at the Zinkgruvan mine;

(h)

news release of the Company filed June 29, 2006 announcing a letter of intent with IFC Metropol to acquire a 49% interest in the Ozernoe zinc/lead deposit in the Republic of Buryatia, Russian Federation;

(i)

news release of the Company filed August 15, 2006 announcing upgrades to the ore dressing plant and an overhaul of the primary autogenous mill at the Zinkgruvan plant;

(j)

material change report of the Company filed August 31, 2006 announcing the proposed merger of the Company with EuroZinc Mining Corporation (“EuroZinc”);

(k)

material change report of the Company filed October 6, 2006 announcing signing of final agreements in respect of the acquisition of a 49% interesting the Ozernoe zinc/lead deposit in the Republic of Buryatia, Russian Federation;

(l)

material change report of the Company filed October 27, 2006 announcing approval by the shareholders of the Company and the shareholders of EuroZinc to the merger of the Company and EuroZinc;

(m)

news release of the Company filed November 3, 2006 announcing the finalization of the merger between the Company and EuroZinc;

(n)

news release of the Company filed November 17, 2006 announcing the finalization of the acquisition of a 49% interest in the Ozernoe zinc/lead deposit in the Republic of Buryatia, Russian Federation;

(o)

news release of the Company filed November 24, 2006 announcing the Company's investment in Mantle Resources Inc.;

(p)

news release of the Company filed December 8, 2006 announcing the purported termination of Union Resources Limited's agreements relating to the Mehdiabad zinc project;

(q)

news release of the Company filed January 3, 2007 announcing the Company's investment in Sanu Resources Ltd.;

(r)

news release of the Company filed January 22, 2007 announcing the declaration of a three-for-one split of the Company's common shares;

(s)

news release of the Company filed January 24, 2007 providing an update on the Company's Neves-Corvo zinc operations;

(t)

news release of the Company filed January 25, 2007 announcing the resignation of Colin K. Benner as Chief Executive Officer of the Company;

(u)

news release of the Company filed February 7, 2007 announcing the Company's 2006 operating results; and

(v)

news release of the Company filed February 28, 2007 disclosing the 2006 fourth quarter and year-end results.

All documentation incorporated by reference in and forming a part of this AIF can be found on the  SEDAR website at www.sedar.com under the Company's profile.

All information in this AIF is as of March 31, 2007 unless otherwise indicated.

1.2

Currency

All sums of money which are referred to herein are expressed in lawful money of Canada, unless otherwise specified.

1.3

Forward Looking Statements

Statements contained in this AIF that are not historical facts are forward-looking statements that involve risk and uncertainties.  There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements.  Without limiting the generality of the foregoing, such risks and uncertainties include changes in commodity prices, geological, metallurgical, processing, transportation, infrastructure and other problems, results of exploration activities, cost overruns, availability of materials and equipment, receipt of and timeliness of government approvals, political risk and economic risk, environmental impacts, interpretation of drill results, the geology, grade and continuity of mineral deposits, results of pre-feasibility and feasibility studies, recovery, interruptions in production, delays in exploration or development activities and the policies of other nations, the inherent uncertainty of production fluctuations and failure to obtain adequate financing on a timely basis.

1.4

Share Subdivision

All references to the number of shares of the Company being issued, or the number of shares that are issued and outstanding, prior to February 8, 2007 are pre-subdivision references; all references to the number of shares of the Company being issued, or the number of shares that are issued and outstanding, after February 8, 2007, including shares issued and outstanding as at the date of this Annual Information Form are post-subdivision references.

Item 2

CORPORATE STRUCTURE

2.1

Name, Address and Incorporation

Lundin Mining Corporation (herein, the “Company”) was incorporated by registration of its Articles of Incorporation pursuant to the Canada Business Corporations Act under the name “South Atlantic Diamonds Corp.” on September 9, 1994.  The Company changed its name to “South Atlantic Resources Ltd.” on July 30, 1996.  In connection with a one-for-six share consolidation that took effect on April 2, 2002, the Company changed its name to “South Atlantic Ventures Ltd.” on March 25, 2002.  The share consolidation and name change were approved by shareholders of the Company on January 23, 2002.  In connection with the listing of its common shares on the Toronto Stock Exchange effective August 12, 2004, the Company changed its name to “Lundin Mining Corporation”.

Effective October 31, 2006 the Company merged with EuroZinc, with the resulting entity known as “Lundin Mining Corporation”.  The Company and EuroZinc amalgamated effective November 30, 2006.

The Company announced a three-for-one subdivision of its common shares on January 22, 2007.  The Company's common shares commenced trading on a subdivided basis on February 1, 2007 on the Toronto Stock Exchange and on February 9, 2007 on the American Stock Exchange.  The Company's Swedish depository receipts commenced trading on a subdivided basis on the Stockholm Stock Exchange on February 1, 2007.  The three-for-one subdivision was payable on February 8, 2007 to shareholders of record at the close of business on February 5, 2007, granting all such shareholders two additional common shares for every common share of the Company held.

The Company's registered and records office is located at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4.  The Company's business office is located at Suite 2101, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8, telephone: 604-689-7842.  The Company also maintains offices at Hovslagargatan 5, Third Floor, Stockholm, Sweden for the purpose of running its foreign mining activities.

2.2

Inter-Corporate Relationships

The following chart illustrates the Company's ownership interests in its subsidiaries as at December 31, 2006.

Lundin Mining Corporation (Canada)
100%
Lundin Mining AB (Sweden)
100%
South Atlantic (Bermuda) I Ltd. (Bermuda)
100%
Barinas Enterprises (Cyprus)
100%
6565522 Canada Inc. (Canada)
100%
Zinkgruvan Mining AB (Sweden)
50%
Galmoy Mines Ltd. (Ireland)
50%
100%
Zinc Holdings (Cyprus)
2.5%
Nevsun Resources Ltd. (Canada)
100%
Lundin Mining Exploration AB (Sweden)
50%
Lundin Zinc Ltd. (Ireland)
50%
100%
AGC Minas de Portugal SGPS (Portugal)
100%
0766284 B.C. Ltd. (Canada)
100%
North Atlantic Natural Resources AB (Sweden)
Somincor S.A. (Portugal)
100%
16.1%
Sunridge Gold Corp. (Canada)
100%
Lundin Mining Ltd. (Ireland)
100%
AGC Minas de Portugal (Portugal)
4.6%
Mantle Resources Inc. (Canada)
100%
Lundin Resources Ltd. (Ireland)
99.86%
Pirites Alentejanas, S.A. (Portugal)
100%
Lundin Mining Exploration Ltd. (Ireland)
100%
Lundin Mining Exploration S.L. Sociedad Unipersonal (Spain)
100%
100%
49%
Morales (Overseas) Ltd. (Cyprus)
Ozerny GOK OAO (Russia)
Techprominvest OOO (Russia)
19.9%
Union Resources Limited (Australia)

Item 3

BUSINESS OF THE ISSUER

The Company is a holding company that, through its subsidiaries, holds, directly and indirectly, interests in several base metal, silver and gold mining and mineral exploration properties in Sweden, Ireland, Portugal, Spain, Eritrea, Iran and Canada.

The Company owns, indirectly:

(a)

100% of the outstanding shares of Zinkgruvan Mining AB.  Zinkgruvan Mining AB is engaged in the production of zinc, lead and silver at the Zinkgruvan mine, which has been producing zinc, lead and silver on a continuous basis since 1857;

(b)

100% of the outstanding shares of Galmoy Mines Ltd. (“Galmoy”).  Galmoy is an Irish mining and exploration company, the main asset of which is the Galmoy mine located in Country Kilkenny, Ireland;

(c)

100% of the outstanding shares of Sociedade Mineira de Neves-Corvo, S.A. (“Somincor”).  Somincor is a Portuguese mining and exploration company, the main asset of which is the Neves-Corvo copper mine in Portugal;

(d)

99.99% of the outstanding shares of Pirites Alentejanas, S.A. (“PA”).  PA is a Portuguese holding company that holds the Aljustrel mining license and operating permits and the assets of the Aljustrel mine; and

(e)

100% of the outstanding shares of North Atlantic Natural Resources AB (“NAN”).  NAN engages in mining and mineral exploration activities in Sweden and owns and operates the Storliden zinc/copper mine.  NAN also has a 90% interest in the Norrliden copper/zinc/silver deposit, also located in Sweden.

In addition, through various direct and indirect subsidiaries, the Company has an interest in a number of ongoing exploration projects, including the following:

(a)

the Company's wholly-owned subsidiary, South Atlantic (Bermuda) I Ltd., a Bermuda holding company, holds:

(i)

a number of exploration permits in Norrbotten County in northern Sweden that  cover an area of approximately 97,000 hectares and the Company is engaged in the exploration of copper and gold deposits associated with iron; and

(ii)

a 20% back-in right with respect to certain claims (the “NP Project”) now held by Gold Fields in northern Finland,

(b)

the Company has a 49% interest in Morales (Overseas) Ltd. (“Morales”), a Cyprus joint venture company, the remainder of which is owned by IFC Metropol, a Russian financial institution.  Morales was formed to develop the Ozernoe zinc deposit located in the Republic of Buryatia, in the Russian Federation, and to operate the resulting mine;

(c)

pursuant to an option and joint venture agreement entered into on March 31, 2004 between the Company, Rio Tinto Mining and Exploration Ltd. (“Rio”) and Anglo American Exploration BV (“Anglo”), the Company was granted an option to acquire a 100% interest in the Rakkurijärvi discovery and several other prospects in the Norrbotten district of Sweden.  The joint venture partnership with Rio and Anglo, together with certain licenses held 100% by the Company, comprise the Company's Norrbotten Project; and

(d)

the Company's Copperstone Project, located in Sweden (approximately 20 kilometres northeast of the Storliden mine), is comprised of the Eva Discovery, a flat-lying massive sulphide deposit with zinc, copper, lead, silver and gold mineralization, covering an area of approximately 400 metres by 200 metres with thicknesses varying from 3 metres to 70 metres.

The Company has also made strategic investments in a number of mining, exploration and development companies.  In making these investments the Company acquired:

(a)

a 19.9% interest in Union Resources Limited, a publicly traded mining company listed on the Australian Stock Exchange, the main asset of which is a 38% interest in the Mehdiabad zinc-lead deposit in Iran;

(b)

a 16.1% interest in Sunridge Gold Corp., a publicly traded mining company listed on the TSX Venture Exchange with several advanced exploration projects in Eritrea, in northeastern Africa;

(c)

an interest in Mantle Resources Inc. (“Mantle”), a publicly traded British Columbia mining and exploration company listed on the TSX Venture Exchange.  Mantle holds 100% of the Akie zinc-lead property in northeastern British Columbia.  On March 16, 2007 the Company announced that it was making a further investment in Mantle;

(d)

a 2.5% interest in Nevsun Resources Ltd., a publicly traded British Columbia mining and exploration company listed on the TSX Venture Exchange with several gold production assets in Africa; and

(e)

a 14% interest in Sanu Resources Ltd., a publicly traded mining company listed on the TSX Venture Exchange, with a focus on the acquisition, exploration and discovery of base metal and gold deposits in Eritrea in northeastern Africa.

The Company conducts its exploration independently, principally through Lundin Mining Exploration AB, its wholly-owned subsidiary, as well as through joint venture agreements.  With the exception of the Storliden, Zinkgruvan, Galmoy and Neves-Corvo mines and the Aljustrel project, the Company's properties are in the exploration stage without any assurance that commercially viable mineral deposits or reserves exist until further work is done and a final evaluation concludes economic feasibility.

See “Narrative Description of the Business – Description of Properties” for further particulars regarding the Company's exploration properties.

3.1

Three Year History

Mining

Storliden

The Storliden mine is owned by NAN which, effective as at March 2006, was owned 100% by the Company.

A technical report prepared in respect of the Storliden mine entitled “Technical Report on the Storliden mine, Sweden” and dated February 2005 disclosed that in 2004 a total of 287,247 tonnes of ore was processed, at grades of 8.3% zinc and 3.1% copper.

In a news release dated March 31, 2006 the Company disclosed that, as at December 31, 2005, the Proven and Probable Reserves at the Storliden mine were 0.527 million tonnes grading 8.5% zinc, 3.1% copper, 0.3 grams per tonne gold and 24 grams per tonne silver.

In 2006 the Company confirmed that closure of the Storliden mine is scheduled for the latter part of the third quarter of 2007.  Costs for closing the operations are expected to be less than US$400,000 and have been provided for.

Zinkgruvan

The Zinkgruvan mine was acquired by the Company in June 2004.  It has been producing zinc, lead and silver on a continuous basis since 1857.

As at December 31, 2006, the Proven and Probable Mineral Reserves at the mine were 8.648 million tonnes grading 9.7% zinc, 4.8% lead and 100 grams per tonne silver.

In June 2006 the Company announced that zinc-lead-silver sulphide mineralization was drill-intercepted from a surface exploration hole.  Additional exploration drilling from surface is planned to continue to test the size and grade of the new zone of mineralization.

Galmoy

The merger of the Company and ARCON International Resources p.l.c. (“Arcon”), the principal asset of which was the Galmoy mine, was completed in April 2005.

During the second quarter of 2005, exploration activities increased and a total of 33 holes and one deep (687 metres) hole were drilled.  In addition, during 2005 the Company implemented a project to improve utilization of the mill as well as the mill recovery.

18,300 m of drilling was carried out in and near to the Galmoy mine in 2006 and in April 2006 the Company announced that the program had discovered significant new mineralization.  The K Southwest zone was extended by an additional 100 m to the south and a new zone of zinc-lead-silver mineralization, the CW Southeast Zone, was discovered.

Neves-Corvo

The acquisition of the Neves-Corvo mine, by EuroZinc, was completed in June 2004.  Neves-Corvo is an operating underground mine in Portugal that has been a significant producer of copper since 1989.

Zinc production at EuroZinc's Neves-Corvo mine commenced in July 2006.  In January 2007 the Company announced that the zinc processing facility was operating at the designed metallurgical performance levels on a continuing basis.  The mine is forecast to produce 25,000 tonnes of zinc metal in concentrate for 2007.  Design and engineering requirements to increase the annual zinc production to 50,000 tonnes of zinc metal in concentrate were being completed.

Exploration

Storliden and Copperstone

On September 1, 2004 the Company announced that NAN had commenced exploration drilling in the Skellefte district of northern Sweden.  Three high priority targets had been identified, including the Lappvattnet copper-nickel PGM prospect, the Svartliden copper prospect and zinc-copper targets located near the Storliden mine.

On May 26, 2005 the Company announced the discovery of a new massive sulphide poly-metallic deposit at its Copperstone Project in the Skellefte mining district.  The deposit, named the Eva Discovery, is a flat-lying massive sulphide deposit with zinc, copper, lead, silver and gold mineralization, covering an area of at least 400 metres by 200 metres with thickness varying from 3 metres to 70 metres.

During 2006, new copper-rich sulphide mineralization was discovered at the Copperstone Project and additional drilling was planned.  Also, the permitting process was initiated for the Eva Discovery deposit.  In addition, at the Norrliden Property, which is jointly owned by the Company (90%) and International Gold Exploration (10%), a new resource estimate, including a new Australasian Joint Ore Reserves Committee (“JORC”) code compliant resource, was prepared and filed on SEDAR at www.sedar.com under the Company's profile.  The report, entitled “Technical Report on the Norrliden Resource Estimation, Sweden” was prepared by Adam Wheeler, C. Eng., Eur. Ing.

Norrbotten Project

The Norrbotten Project properties are located in the Norrbotten mining district of northern Sweden.  The properties cover and include the iron oxide copper gold mineralization at Rakkurijärvi, which has been the focus of the Company's exploration.

In January 2004, the Company announced that it had commenced a 5,000 metre drilling program on the project.  The project hosts a number of prospective copper/gold targets and initial drilling focused on the Rakkurijärvi discovery zone.

On November 4, 2004 the Company announced that a drilling program on the Ailatis copper-gold target and on December 16, 2004 the Company re-commenced drilling on the Discovery Zone at Rakkurijärvi.  The Company also reported on drill results from the Ailatis target located eight kilometres west of the Discovery Zone.

In 2005, exploration continued on expanding the Rakkurijärvi discovery and in 2006 additional diamond drilling was completed at Rakkurijärvi.  Following a comprehensive review of the results it was determined that the Company should limit its involvement in the project and commenced a search for a partner company to finish the earn-in agreement with Anglo.

Galmoy

Subsequent to the completion of the acquisition of Arcon by the Company, the Company commenced a drilling program which, in the fourth quarter of 2005, comprised 48 diamond drill holes totaling 5,723 metres of  drilling.  Seven new geophysical anomalies were outlined by the work.

An additional 51 drill holes (6,900 metres) were completed in the first quarter of 2006 and on April 10, 2006 the Company announced the results of its drilling program which included a high grade extension of the K Orebody, the discovery of a new zinc-lead-silver mineralization zone named the CW Southeast Zone and the discovery of a significant new mineralization zone located approximately 6 kilometres northeast of the Galmoy mine.

Drilling continued throughout 2006 and encouraging minor zinc-lead mineralization was intersected at the Galmoy mine ore horizon.  Drilling planned for the Keel Project, located in Longford County, Ireland, was delayed because of a lack of qualified drillers and drill rigs.

Portugal

The Company controls 2,705 square kilometres of exploration concessions covering a major portion of the Iberian Pyrite Belt.  Within the boundaries of these exploration concessions are the Aljustrel and Neves-Corvo Mining Leases, the past-producing Lousal and São Domingos mines, and numerous historic manganese and copper mines.

The concessions were granted on May 12, 2006, with the exception of one, the Malhadinha concession which was granted in October of 2005.  The initial work period on the concessions ranges from two to five years, with provisions for extension in all cases.

Initial work in 2006 focused on acquiring and compiling historic exploration data, which is available from the Portuguese geological survey.  In particular, re-processing and interpreting a vast amount of historic geophysical data was carried out.  Diamond drilling was completed on the Malhadinha concession, the Mertola concession and the Neves-Corvo Mine Leases.

In 2007, the Company plans to continue drill testing geophysical and geological targets which have been identified through geological data compilation work, and to acquire new geophysical data over selected areas using state-of-the-art geophysical techniques that were not available to previous workers.

Corporate Matters

On January 13, 2004, the Company announced that it had closed a private placement of two million common shares of the Company at a price of $5.00 for gross proceeds of $10 million.  The net proceeds were designated to be used for the exploration program on the Norrbotten copper-gold project in northern Sweden as well as for general working capital purposes.

On April 20, 2004 the Company announced a proposal, subject to shareholder approval, to change its name to Lundin Mining Corporation.  The name change was approved at the Company's Annual General Meeting on June 11, 2004 and was effective August 12, 2004, concurrently with the listing of the Company's shares on the Toronto Stock Exchange.

Also on April 20, 2004 the Company announced its intention to list its Swedish Depository Receipts on the O-list of the SSE.  On November 24, 2004 the Company announced that the application to the SSE had been approved and trading of the Swedish Depository Receipts on the SSE commenced December 3, 2004.

On May 3, 2004 the Company announced a public offering of up to $150 million of its common shares, marketed by way of a short-form prospectus.  The financing was used to fund the acquisition of the Zinkgruvan mine and for general working capital purposes.  On May 21, 2004 the Company announced up to 20,000,000 common shares would be sold in the proposed offering at a price of $8.00 per share for gross proceeds of up to $160,000,000.  The Company announced the completion of the financing on June 2, 2004 concurrently with the completion of the acquisition of the Zinkgruvan mine.

On November 15, 2004 the Company announced an agreement in principle with Chap Mercantile Inc. (subsequently renamed Silver Wheaton Corp. and referred to herein as “Silver Wheaton”) under which the Company agreed to sell all of the silver contained in the lead concentrate production from the Zinkgruvan mine to Silver Wheaton in consideration of an up-front payment received by the Company of US$50 million, 6 million shares (post-consolidation) and 30 million share purchase warrants of Silver Wheaton, plus a per ounce price not to exceed US$3.90 plus an increase for inflation for each ounce of silver refined from the concentrate.  The Company agreed to deliver all silver contained in the lead concentrate produced for the Life of Mine with a minimum of 40 million ounces of contained silver to be delivered within a 25 year period failing which it will pay to Silver Wheaton US$1.00 per ounce for any amount by which the contained silver is less than 40 million ounces.  The transaction with Silver Wheaton was completed on December 8, 2004.

On September 30, 2005 the Company announced that it had sold its holdings of 6 million shares of Silver Wheaton for net proceeds of US$25.2 million, representing a profit before taxes of approximately US$11.2 million.  During the fourth quarter of 2005 the 30 million share purchase warrants were sold for net proceeds of US$11.9 million, representing a profit before taxes of approximately US$6.6 million.

On July 27, 2005 the Company released a business acquisition report in respect of the NAN acquisition, disclosing that it had issued an aggregate of 3,560,120 shares of the Company, having an aggregate value of $40,967,723.  2,176,800 shares were issued in respect of the NAN shares acquired from Boliden and 1,383,321 shares were issued in respect of the NAN shares acquired from the public.  SEK389,784.25 ($68,988) was also paid to members of the public in respect of the acquisition of NAN shares.

On April 26, 2005 the Company announced that it had issued an aggregate of 4,686,504 shares of the Company (and distributed EUR 41 million) in connection with the acquisition of 84.06% of the total number of outstanding shares of Arcon.

On October 31, 2006 the Company issued 53,611,516 common shares to the former shareholders of EuroZinc in connection with the acquisition of all of the issued and outstanding shares of EuroZinc.

At the October 19, 2006 meeting of the shareholders of the Company held to approve the acquisition of EuroZinc, the shareholders also approved the appointment of PricewaterhouseCoopers LLP (“PWC”) as the auditors of the Company, and a three-for-one subdivision of the Company's issued and outstanding shares.  The subdivision was payable on February 8, 2007 to all shareholders of record on February 5, 2007.  An additional 190,174,886 shares of the Company were issued pursuant to the subdivision.

3.2

Significant Acquisitions and Dispositions

In March 2004, the Company announced the signing of a Letter of Intent with Rio Tinto to purchase the Zinkgruvan mine, located in southern Sweden and on April 27, 2004 the parties entered into the Zinkgruvan Share Sale Agreement.  The transaction was completed on June 2, 2004.

On December 30, 2004 the Company completed the acquisition of 11,537,000 shares of NAN owned by Boliden Mineral AB, representing 36.9% of the issued and outstanding NAN shares.  On January 21, 2005 the Company made an offer to acquire the remaining shares of NAN.  The offer expired on March 18, 2005 at which time the Company held 97.6% of the outstanding NAN shares.  The remaining NAN shares were taken up pursuant to a compulsory purchase.  Full details of the acquisition of 100% of the shares of NAN are provided in the Form 51-102F4 (Business Acquisition Report) filed by the Company on July 27, 2005 in respect of the acquisition of the NAN shares.

On March 3, 2005 the Company and Arcon announced that they had entered into an agreement in principle on the terms of the merger of the two companies.  To effect the merger, the Company agreed that it would, as soon as practicable, make an offer, subject to an 80% minimum acceptance condition, for all of the issued and outstanding shares of Arcon in exchange for US$63 million cash and 5.6 million shares of the Company.

On April 12, 2005 the offer was declared to be unconditional as a result of shareholders holding 84.06% of the outstanding shares of Arcon having accepted the merger offer.  On April 26, 2005 the Company announced that 91.61% of the outstanding shares of Arcon had been tendered to the merger offer, that the acceptance period had been extended to May 9, 2005 and that compulsory acquisition procedures for the remaining shares had been initiated.

On June 29, 2006 the Company announced that it had entered into a letter of intent with IFC Metropole, a Russian financial institution, to acquire a 49% interest in the Ozernoe zinc/lead deposit located in the Republic of Buryatia, Russian Federation, for consideration of US$125 million.  On September 26, 2006 the Company announced that final agreements for the acquisition of the 49% interest had been signed.  The transaction was completed on November 17, 2006.

On August 21, 2006 the Company and EuroZinc announced that they had entered into a definitive agreement to merge the two companies.  The merger, which was completed pursuant to a plan of arrangement, was approved by the shareholders of the Company and of EuroZinc on October 19, 2007.  On October 31, 2007 the merger was completed and 53,611,516 common shares of the Company were issued to the former shareholders of EuroZinc in exchange for all of the issued and outstanding shares of EuroZinc.  On November 30, 2006 the Company and EuroZinc amalgamated with the resulting company being Lundin Mining Corporation.

3.3

Trends

The Company is not aware of any trend, commitment, event or uncertainty that is reasonably expected to have a material effect on the Company's business.  There are, however, many uncertainties inherent in the mining and mineral exploration business and operations in foreign countries that could have material adverse effects on the Company's Business.  See “Item 6 Risk Factors” below for further particulars.

Item 4

NARRATIVE DESCRIPTION OF THE BUSINESS

4.1

General Description of Business

The Company, directly or through its subsidiaries, holds interests in mining and exploration properties in Sweden, Finland, Ireland, Spain, Portugal and Russia.  See “Three Year History – Mining and Exploration” above for a brief description of the Company's property interests.  For further details relating to the Company's property interests, see “Description of Properties” below.

Competitive Conditions

Significant competition exists for natural resource acquisition opportunities.  The Company competes with large, established mining companies with greater financial and technical resources than the Company.  There can therefore be no assurances that the Company will acquire any further interests in natural resource projects that could yield reserves or result in commercial mining operations.

Environmental Protection

Environmental legislation is evolving such that standards, enforcement, fines and penalties for non-compliance are becoming stricter.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in government regulations has the potential to decrease the profitability of future operations.

In 2006 the County Environmental Board of Zinkgruvan applied to the Environmental Court to levy a fine against Zinkgruvan Mining AB for not complying with certain environmental regulations.  Specifically, the proposed fine relates to dusting incidents from the tailings pond.  The dusting incidents are currently being investigated by a local prosecutor.  Apart from this incident, each of NAN, Zinkgruvan Mining AB, Galmoy, Somincor S.A. and all of the Company's other subsidiaries are, to the best of the Company's knowledge, in compliance with all applicable environmental laws and regulations in effect in Sweden, Ireland and Portugal.

Number of Employees

The Company and its subsidiaries have a total of approximately 1,500 employees; its operations include four profitable mines in Sweden, Portugal and Ireland.  Senior management of the Company are directly employed by the Company or by Lundin Mining AB.  Certain management and administrative functions are performed by Namdo Management Services Ltd. (“Namdo”), a private company owned by Lukas H. Lundin, Chairman and a director of the Company.

Risk Factors Relating to the Company's Business

See “Item 6 - Risk Factors” for a detailed description of the risk factors affecting the Company's business.

4.2

Description of Properties

The Zinkgruvan, Storliden, Galmoy, Neves-Corvo mines and the Aljustrel project are the mineral properties which are material to the Company.  On March 8, 2007 the Company provided an update (the “2006 Reserves Estimate Update”) updating the Company's estimated mineral reserves and resources as of December 31, 2006.

The Storliden Mine

NAN owns and operates a zinc/copper mine in Sweden known as the Storliden mine.  As at December 31, 2006, the Proven and Probable Reserves of the Storliden mine were calculated at 224 thousand tonnes of ore grading 6.8% zinc, 2.0% copper, 0.2 grams per tonne gold and 16.1 grams per tonne silver.   The mine commenced production in April, 2002.  In 2006 it was determined that the Storliden mine would be closed during the latter part of the third quarter of 2007.  Costs for closing the operations are expected to be less than $400,000 and have been provided for.

The Storliden Technical Report

NAN's interest in the Storliden property is the subject of three technical reports, each of which is available for review on the SEDAR website located at http://www.sedar.com under the Company's profile.

The most current report (the “Storliden Update”) entitled “Technical Report on the Storliden mine, Sweden” and dated February 2005 was prepared for NAN by Adam Wheeler, C. Eng., Eur. Ing. (“Wheeler”), who is a “Qualified Person”.

Mineral Resource and Reserve Estimate

In its 2006 Reserves Estimate Update the Company estimated its mineral reserves and resources for the Storliden mine as at December 31, 2006 as follows:

Storliden, Sweden(1)
December 31, 2006	Tonnes	Zinc %	Copper %	Gold g/t	Silver g/t
Mineral Reserves(2) Proven	224,000	6.8	2.0	0.2	16.1

Notes:

(1)

Adam Wheeler, C. Ing, Eur, Ing, MIMM is the Qualified Person responsible for these estimates.

(2)

2006 Storliden Mineral Reserves are estimated using a SEK400 Net Smelter Return (“NSR”) cut-off.  The metal prices used are US$2,756/t for Zn, US$6,063/t for Cu, US$590/oz for Au and US$11.00/oz for Ag and the assumed exchange rate is SEK/US 7.50.  In 2005 the same cut-off was used, but the metal prices were US$1,653/t for Zn, US$3,857/t for Cu, US$450/oz for Au and US$8.50/oz for Ag and the assumed exchange rate was SEK/US 7.00.  No new reserves or resources were added during the year.  Closure of the mine is scheduled for the fourth quarter of 2007.

Environmental Studies

NAN is responsible for the external environment for the Storliden operation.  As contractor, responsibility for the working environment and day-to-day environmental management has been delegated to Boliden.

Other Relevant Data and Information

Exploration Proposal

In 2005 near-mine exploration continued and comprised of drill testing and down hole electromagnetic geophysical surveying.  Results of near-mine exploration in 2006 concluded that no additional mineralization is present within distance of the mine that could extend the current mine life.

Zinkgruvan Mine

On June 2, 2004, pursuant to the terms of the April 27, 2004 Zinkgruvan Share Sale Agreement with Rio Tinto, the Company acquired 100% of the issued shares of North Mining Svenska AB, which company owns 100% of the issued shares of Zinkgruvan Mining AB, the owner of the Zinkgruvan mine.

Zinkgruvan produces zinc, lead and silver. The operation consists of an 850,000 tonnes per annum underground mine and processing facility with associated infrastructure.  Production for the year ended December 31, 2006 totaled approximately 75,909 tonnes of zinc metal, 31,850 tonnes of lead metal and 1,760,907 million ounces of silver.  Based on the Company's most recent Life of Mine Plan, which is based upon published mineral reserves and resources as at December 31, 2003, the last year with production will be 2020.  However, recent in-mine exploration has focused on exploring a deep, down-dip extension of the western part of the deposit.

Zinkgruvan Technical Reports

The Zinkgruvan mines is the subject of two technical reports, each of which is available for review on the SEDAR website located at http://www.sedar.com under the Company's profile.

The first report, entitled “A Technical Review of the Zinkgruvan mine in South-Central Sweden for South Atlantic Ventures” (the “Zinkgruvan Report”) and dated March 31, 2004 was prepared by John R. Sullivan, P. Geo. Senior Geologist, G. Ross MacFarlane, P. Eng. Senior Associate Metallurgical Engineer and Stephen B. Cheeseman, P. Geo. Senior Associate Geologist, of Watts, Griffis and McOuat Limited Consulting Geologists and Engineers (“WGM”) at the request of the Company.  John R. Sullivan, P. Geo. Senior Geologist, G. Ross MacFarlane, P. Eng. Senior Associate Metallurgical Engineer and Stephen B. Cheeseman, P. Geo. Senior Associate Geologist are each a “Qualified Person” and independent of the Company within the meaning of NI 43-101.

The second report, entitled “Ore Reserves and Mineral Resources of the Zinkgruvan mine in South-Central Sweden” (the “2004 Zinkgruvan Update”) and dated December 31, 2004 was prepared by Lars Malmström, Chief Geologist of Zinkgruvan Mining AB and Per Hedström, Senior Geologist of Zinkgruvan Mining AB, each of whom are “Qualified Persons” within the meaning of NI 43-101.

Portions of the following description of the Zinkgruvan mine have been summarized from the Zinkgruvan Report.  Where indicated, disclosure is also summarized from the 2004 Zinkgruvan Update or, in respect of information relating to Mineral Resources and Ore Reserves as at December 31, 2006, from the Company's 2006 Reserves Estimate Update.  Any information that relates to developments subsequent to 2004 are based on information that has been publicly disclosed by the Company.  Readers should consult both the Zinkgruvan Report, the 2004 Zinkgruvan Update, the Company's 2006 Reserves Estimate Update and the Company's news releases to obtain further particulars regarding the Zinkgruvan mine.  The Zinkgruvan Report, the 2004 Zinkgruvan Update and the Company's 2006 Reserves Estimate Update, and all of its news releases are all available for review on the SEDAR website located at http://www.sedar.com under the Company's profile.

Location

The Zinkgruvan mine is located in south-central Sweden in Narke County at approximately 58°49'N latitude, 15°12'E longitude.  It lies 175 kilometres in a straight line west-southwest of Stockholm and 210 kilometres northeast of Goteborg.  While there is a small village called Zinkgruvan surrounding the mine installations, the nearest communities are Ammeberg and Askersund, respectively 10 kilometres and 15 kilometres northwest of the Zinkgruvan mine.

Property Description

Zinkgruvan has held a variety of mineral rights covering the deposit and immediate area for many years and as recently as 2002 consolidated certain small exploitation concessions into one larger one.

The 2004 Zinkgruvan Update discloses that Zinkgruvan holds two exploitation concessions covering the deposit and its immediate area.  The Zinkgruvan Concession, which originally consisted of a large number of small mining rights, was consolidated in 2002 into one concession covering an area of 254 hectares.  The Klara Concession was granted in 2003 and covers 355 hectares, mainly over new areas in the western part of the deposit.  The Zinkgruvan Concession and the Klara Concession are valid until 2025 and 2027 respectively.

Accessibility, Climate, Local Resources and Infrastructure and Physiography

The community of Askersund has a population of approximately 14,000.  The village of Zinkgruvan has approximately 450 inhabitants.  The Zinkgruvan mine is the largest private employer in the municipality with about 280 employees.  The town of Askersund has a modest tourist industry in the summer and is a full service community.  There is an extensive network of paved highways, rail service, excellent telecommunications facilities, national grid electricity, an ample supply of water and a highly educated workforce.

The Zinkgruvan property is approximately 200 kilometres west of Stockholm, and near the town of Örebro.  Access to Örebro is possible by paved highway, rail and by aircraft.  The port of Otterbäcken on Lake Vänern is about 100 kilometres from Zinkgruvan by road.  The port of Göteborg on Sweden's west coast is accessible by lake and canal from Otterbäcken, a distance of 200 kilometres.

Sweden has a mild climate and Stockholm has an average temperature of 18°C in July.  The winter temperatures average slightly below freezing and snowfall is moderate. Mean monthly temperatures are below freezing from December through March.  The warmest month is August with an average maximum temperature of 18.2°C and an average minimum of 12.2°C.  Annual precipitation is about 750 millimetres.  It ranges from a low of 11 millimetres in March to a high of 144 mm in August.

Zinkgruvan is located in gently rolling terrain approximately 175 m above mean sea level and relief in the area is 30 m to 50 m.  It is largely forest and drift covered and cut by numerous small streams, typical of glaciated terrain.  Outcrop is scarce.

ZINKGRUVAN MINE PRODUCTION – 1998 TO 2006

Year(1)	Tonnes	Zn (%)	Pb (%)	Ag (g/t)
1998	691,000	10.8	3.8	85
1999	736,000	9.5	3.6	78
2000	733,000	10.8	4.0	102
2001	810,000	8.4	3.6	84
2002	707,000	7.2	3.8	90
2003	757,000	9.2	4.8	103
2004	732,812	9.1	4.9	99
2005	799,475	9.4	5.1	- (2)
2006	787,889	10.3	4.6	- (2)

Notes:

(1)

Production data for periods prior to 2004 is summarized from the Zinkgruvan Report;  production data for 2004 in from the 2004 Update;  production data for periods subsequent to 2004 are from the Company's internally prepared reserves updates.

(2)

Not reported as all silver production is sold forward to Silver Wheaton.

In late 1995, North Limited of Australia purchased the mine from Union Miniere, and, in addition to mining, carried out an aggressive exploration program in the immediate and surrounding area.  This program was, however, stopped before any significant diamond drilling was carried out and all North's non-core mineral rights other than Marketorp subsequently lapsed.  No off-site exploration has been conducted since 1999, and in August 2000, Rio Tinto became the owner of Zinkgruvan when it acquired North Limited.

Geological Setting

Regional and Local Geology, Metamorphism and Structure

Zinkgruvan is located in the southwest corner of the Proterozoic-aged Bergslagen greenstone belt/mining district, famed for its numerous iron ore and base metal mines, notably the Falun deposit (200 kilometres north of Zinkgruvan), which saw production from before the year 1000 until 1992.  The ore-bearing Bergslagen district is part of the southern volcanic belt of the Svecofennian Domain.  The supracrustal rocks are dominated by felsic metavolcanic successions that can be up to 10 kilometres deep.  Limestones, calcsilicates and mineralized deposits are commonly found within the metavolcanics.  The district is comprised of a series of small proximal basins in a continental rift environment. The active extensional stage was characterized by felsic volcanism and intrusions followed by subsidence and sedimentation.

Geology of the Zinkgruvan Deposit

Sitting in the immediate structural hanging wall of the Burkland ore body is a copper (chalcopyrite) stringer zone hosted by dolomitic marbles, in turn overlain by the oldest unit in the mine area, a quartz-microcline leptite, likely of felsic volcanic origin.  The copper zone dips steeply NW, is up to 250 metres long, varies from 5 metres to 38 metres thick and extends from slightly above 600 metres to 1,020 metres vertical, all dimensions depending on grade cut off employed.  It is cut off latterly to the NE by the Knalla fault and has been cut off by drilling to the southwest  and above 650 metres vertical.  It may continue at depth.

Deposit Types

The genetic model most appropriate for Zinkgruvan is still somewhat controversial, given that some geologists prefer a sedimentary-exhalitive (“SEDEX”) model.  However, there is evidence, particularly the presence of a what appears to be a copper rich stringer zone stratigraphically below the Burkland ore body, that seems to favour a volcanogenic (“VMS”) model, perhaps in a distal environment, whereby mineralized hydrothermal fluids ascended through a vent system or systems and deposited sulphide mineralization in shallow, fairly flat-lying sea floor depressions during a particularly quiescent period.

Zinc/Lead Orebodies

Sphalerite and galena are the dominant sulphide minerals, generally massive, well banded and stratiform, generally 5 metres to 25 metres thick.  At Nygruvan there are two parallel horizons (mainly in the eastern portion of the orebody), separated by 3 metres to 8 metres of gneissic metatuffite (quartz, microcline, biotite, and minor muscovite, chlorite and epidote).  Chalcopyrite is present in small amounts (<0.2% Cu).  Pyrrhotite, pyrite and arsenopyrite are present although the amount of pyrrhotite and pyrite is less than 1% each.

Metamorphism and deformation have mobilized galena into veins and fissures subparallel to original bedding in places.  Native silver was even more mobile and is often found in small fissures.  Remobilization is most commonly observed in the Pb-rich western part of Nygruvan and in the Burkland area.  In both the Nygruvan and Knalla areas there is an increase in Zn+Pb grades towards the stratigraphic hanging wall of the massive sulphide horizon. Contacts of mineralization with hosting stratigraphy are generally very sharp, more so on the stratigraphic footwall than hanging wall.

In the Knalla portion of the mine, structure is more complex and structural thickening is common.  There are often two to four parallel ore horizons separated by narrow widths of metatuffite.  The Knalla area consists of five individual Zn, Pb bodies for which Ore Reserves and/or Mineral Resources have been estimated and exploration is ongoing to further define them and to find additional ones along what is a continuous although highly contorted horizon.

The bodies are, from northeast to southwest, Burkland, Savsjon, Mellanby, Cecilia and Borta Bakom. In addition the Lindangen zone occurs close to surface above Mellanby on the longitudinal section and was exploited earlier in the mine's life.  It hosts a small resource, which is unlikely to be exploited because of its proximity to surface.

The only significant difference in mineralogy from Nygruvan to Knalla is that Co and Ni content are higher in the Burkland - Sävsjön deposit and are of sufficient quantity that they impact metallurgy and concentrate quality. The Co content of zinc concentrate sometimes exceeds the penalty limit of 150 ppm.

Copper Mineralization

During 1996-1997 resource definition drilling at Burkland led to the recognition of significant hanging wall copper mineralization and a copper-specific drilling program was undertaken.  A 2.7 Mt Indicated Resource grading 3.0% Cu, 0.5% Zn and 52 g Ag/t has since been defined and a preliminary study was undertaken into the feasibility of developing the zone in parallel with the Zn and Pb resources.  More study is required and no definite timetable is in place.  The host rock is a dolomitic marble with variable amounts of porphyroblastic Mg-silicates.  The clean marble contains up to 10% silicate minerals and higher amounts of copper than the silicate rich type with up to 50% silicates.  Chalcopyrite is the main copper mineral and occurs as fine-grained disseminations infilling between dolomite grains or massive lumps and irregular veins up to several centimetres thick.

The host mineral for silver in the deposit is not known but native silver is in rare cases encountered as thin vein fillings in core.  Zinc is present exclusively in sphalerite.

Exploration

The Zinkgruvan deposit has been known since the 16th century but it was not until 1857 that large scale production began under the ownership of the Vieille Montagne Company of Belgium.  Since then exploration of the deposit has progressed continuously.

With the expansion of the mine capacity in the mid-1970s, exploration increased and programs were more aggressive in the beginning of the 1980s.  Initially, focus was on the continuation of the Nygruvan mine at depth.  Currently, the Company is focussing on the western half of the mining area, the Knalla Mine at depth.

Mine exploration drilling is carried out from both underground and surface.

Adjacent Properties

There are no known significant mineral deposits adjacent to or near the Zinkgruvan mine.  Zinkgruvan is situated in the far southern portion of the Bergslagen belt, which to the north hosts numerous iron ore and base metal deposits many of which have seen production.  At the present time the only significant production from the belt other than from Zinkgruvan is from the Garpenberg Zn, Ag operation of Boliden, located 175 kilometres to the north.

Mineral Resource and Mineral Reserve Estimates

The Zinkgruvan mineral Reserve and Mineral Resource estimates, as prepared by Zinkgruvan staff and reviewed and reclassified by WGM as at March 31, 2004 were disclosed in the Zinkgruvan Report together with a description of the methodology used.

The 2004 Zinkgruvan Update also discloses that most of the economic Zn-Pb-Ag mineralization consists of massive beds of sphalerite and galena intercalated with barren bed of quarzitic metatuffite and calcsilicate rock.  Beds of disseminated sphalerite and galena occur locally towards the hanging wall.  In the Knalla mine, galena is locally remobilized into veins.

The 2006 Reserves Estimate Update disclosed the following data for the Zinkgruvan mine:

ZINKGRUVAN MINERAL RESERVES AND UPDATE
AS AT DECEMBER 31, 2006(1) (2)

December 31, 2006	Tonnes	Zinc %	Lead %	Silver g/t	Copper %

Mineral Reserves
Proven, Zinc	6,635,000	10.0	5.5	113	-
Probable, Zinc	2,013,000	8.9	2.7	59	-
Proven & Probable	8,648,000	9.7	4.8	100	-
Mineral Resources
Measured, Zinc	537,000	6.3	0.9	24	-
Indicated, Zinc	1,251,000	9.1	3.3	85	-
Measured & Indicated, Zinc	1,788,000	8.3	2.6	67	-
Indicated, Copper	2,800,000	0.5	0.0	32	2.9
Inferred, Zinc	7,790,000	10.6	4.4	101	-
Inferred, Copper	890,000	0.2	0.0	28	3.1

Notes:

(1)

The 2006 Zinkgruvan Mineral Resource data is exclusive of the Mineral Reserve, and the copper Mineral Resources are estimated using a 2.0% Cu cut-off.  The 2006 Zinkgruvan zinc/lead Mineral Resources and Reserves are estimated using a SEK250 NSR cut-off and a minimum mining width of 3.0 metres.  The metal prices used are US$1,213/t for Zn, US$661/t for Pb and US$5.75/oz for Ag and the assumed exchange rate is SEK/US 8.25.  In 2005 the same cut-off was used, but the metal prices were US$992/t for Zn, US$661/t for Pb and US$5.50/oz for Ag, and the assumed exchange rate is SEK/US 8.00.

(2)

The Qualified Persons responsible for the Zinkgruvan reserve and resource estimates were Per Hedström and Lars Malmström, employees of the Zinkgruvan mine and members of the Australian Institute of Mining and Metallurgy.

The 2004 Zinkgruvan Update discloses that the Zinkgruvan deposit has been extensively drilled mainly from exploration and development drifts underground.  The tonnages of Mineral Resources and Mineral Reserves presented in the 2004 Zinkgruvan Update are defined by approximately 2,000 drill holes.

The bulk of the Mineral Reserves and Resources is hosted by the Burkland deposit, with a smaller portion remaining in the Nygruvan deposit, which has been mined since the 1850s.  Smaller tonnages are hosted by the Savsjon, Mellanby, Cecilia, Borta Bakom and Lindangen, all of which lie southwest of Burkland.  Other than Lindangen, a portion of which lies within the crown pillar, none are fully defined.  In addition, there is an estimate reported for the copper zone, sitting on the hanging wall of the Burkland deposit.

Burkland Deposit

The 2004 Zinkgruvan Update discloses that the block model was developed with reference to a local coordinate system that is rotated (in the x-y plane) with respect to real world coordinates.  The location of each block in the model was stored as (i, j, k) indices that refer to row, column and level positions.  The block model was sub-blocked, meaning that each block in the model that spatially intersected the boundary of the wire frames was subdivided into sub-blocks.  There were two levels of sub-blocking identified in the database.  A master block can be sub-divided into a 2 x 2 x 2 array of sub-blocks (8 sub-blocks total) as level one.  Level two can sub-divide a sub-block into an additional 2 x 2 x 2 array, resulting in sub-blocks that are 1/64th the volume of the master or parent block. A parent block has dimensions 10 metres x 5 metres x 10 metres.  The block model was imported to GEMS as first step in confirming interpolated quality values.

Mining and Mineral Processing Operations

The long history of mining and processing of the Zinkgruvan ore bodies has progressed the operation through an equally long series of changes to the operation as mining and milling technology evolved.  A modern concentrating facility was built in 1977 and since that time new equipment and automation have been introduced to both the underground and milling operations.  Significant reductions to the operating costs for the nominal 800,000 tpa operation have been achieved as a result of the changes.  The underground operation is currently integrating new technology into ground control and the mining methods and this has taken longer than originally planned.  The concentrator currently operates at approximately 80% of the installed capacity due to underground production limitations.

In the mid 1990s, the increasing size of the underground mined out areas coupled with inherent horizontal ground stress was leading to increasing difficulty maintaining stability of the hanging wall.  The mining methods and sequences were changed and a new paste backfill system was installed in 2001.  The mine production reached 810,000 tonnes in 2001, the highest level of production in the history of the operation.

Since 2001, the underground operation mine personnel have been working on refinements of the backfill technology and the mining sequence.  The underground operations are currently being worked on to catch-up in the backfilling of older mined out areas.  To a minor extent, the mine also has a restricted hoisting capacity, however, this does not impact on mine production.  Removal of these production restrictions was addressed and full production capacity was restored in the second half of 2004.  The highly mechanized mining operation and the modern automated concentrator will allow Zinkgruvan to maintain an operating cost structure in the lower quartile of zinc producers.

Underground Operations

The Zinkgruvan underground mine has three shafts with current mining focused on the Burkland and Nygruvan ore bodies.  Shafts P1 and P2 are 735 metres and 900 metres deep respectively, with P1 used for hoisting personnel and P2 used for ore, waste, materials and personnel.  There is an internal ramp system below 250 metres but no ramp from surface.  The Knalla shaft is 350 metres deep and is not a significant part of the current or future operating plan other than as an emergency egress and to support mine ventilation.

In the Burkland deposit, long hole mining is used in panel stoping and sequenced in primary and secondary stopes. Stope dimensions are 38 metres high by 20 metres wide for the primary stopes and a 25 metres width for the secondary stopes. On completion of mining of the primary stopes, they are backfilled with paste fill with 4% cement content with the secondary stopes filled with a lower strength paste fill with 2% cement.

In the Nygruvan ore body, sublevel benching is employed followed by paste backfilling.  Stoping is carried out with 15 metre sublevels and stope lengths of 30 metres.

Concentrator Operations

The concentrator is located immediately south of the P2 main production shaft.  The concentrator was built in 1977 to replace the facility at the Ammeberg site and eliminate the surface rail haulage of the ore to the process facility.  In the 1990s the concentrator was upgraded with both technology and flotation equipment replacements.  The mill has a nominal capacity of 800,000 tpa.  In 2003 it operated about 80% of the time indicating a potential capacity of 900,000 tpa at an availability of 93%, which is routinely achieved in the industry with concentrator operations of this type.  In addition to the installed capacity that is not currently being utilized, the concentrator may also allow opportunities for improved performance and capacity with modifications or additions to the current flowsheet and equipment.

The current flowsheet consists of crushing and autogenous grinding, bulk flotation, concentrate regrind, selective flotation separation of lead concentrates from zinc concentrates, all followed by thickening and filtration of the individual lead and zinc concentrates.  Recoveries of 86% and 92% respectively for the lead and zinc to concentrates are currently achieved.  Approximately 70% of the contained silver is recovered to the lead concentrate.  Silica and cobalt have periodically triggered penalties with zinc smelting contracts.  With the increasing proportion of Burkland ore there has been a decreasing trend in the zinc recoveries and an increasing trend in the lead recoveries.

In August 2006 the Company announced its intention to invest US$6.4 million in its plant at the Zinkgruvan mine, for a major upgrade of the ore dressing plant and an overhaul of the primary autogenous mill.  The upgrade would enable a higher throughput in the mill, allowing the plant to meet the planned increase in ore volumes from the mine in the next two to three years to 850,000 tonnes per annum.

Mine Workforce

An increasing portion of the operating and maintenance of the mine and mill is being accomplished by contractors, particularly in the equipment maintenance area. The workforce has four separate unions representing office workers, supervisors, blue collar and civil workers.  Although most employees belong to a union, the mine is not a closed shop and employees do not have to join as a condition of employment.

Labour agreements in Sweden typically make it difficult to maintain continuous operations without carrying additional manpower for replacements during vacation and holiday periods.  Reduced working time is a main negotiation item during contract negotiations.  This has made it necessary to maintain operations in the June, July and August period with a high component of contract labour to deal with the five weeks of vacation due to the employees.

The payroll burden to cover State insurance, accident and illness benefits, medical, and pension is approximately 40% of the total payroll obligation.  The State looks after employee severance requirements when employment is terminated for good reason or with proper notice.  Due to the high average age and low turnover of the workforce, the average rate being paid for the various job classifications is at the high end of the scales due to a wage progression system.

There has been some difficulty in recruiting and maintaining senior staff due primarily to the limited number of qualified people with underground experience available in Sweden.

The workforce at the end of 2006 totaled 294 employees.

Capital Costs

Capital requirements to improve and sustain the operations have been identified and scheduled in the current Life of Mine Plan.  In addition to these costs, for the purposes of an independent economic evaluation, WGM made an additional capital cost allowance.  In the initial years of the plan capital was included to address issues that were identified as critical to production as well as the probable outcome of the mine reclamation/environmental permit amendment negotiations in 2004.  It was suggested that a bonding option may be available to help reach a more favourable settlement of the reclamation payment currently under review with the regulatory authority.  An allowance for carrying a bond for the remaining cost of reclamation at the end of the mine life was made in the WGM economic analysis.

For the purposes of WGM's economic analysis, it was assumed that the final cost of reclamation will be US$13.7 million.  It was also assumed that ongoing reclamation would require the expenditure of US$4.7 million over the remaining mine life with US$9.0 million required at the end of the mine life.  An allowance was also made to carry the bonding cost for the final reclamation.  The estimate was approximately 75% of the current estimate which was believed to overstate the requirement.

In December 2004 the Company announced that an updated reclamation plan had been presented to the authorities suggesting that the reclamation project would be less costly than initially estimated.  Because the revised plan was still under consideration, and was still under consideration as at December 31, 2004, the provision for closure costs as at December 31, 2004 was kept at the December 31, 2003 level.

Subsequently, Zinkgruvan's environmental consultants presented a revised report on the estimated closure costs of the tailings facility.  The closure plan for the tailings facility indicated a final closure cost of approximately $1.4 million.  The revised closure plan was presented to the Swedish Environmental Court on March 1, 2006, however, the Court upheld the original closure plan and required the Company to post a $10.9 million bond.  The closure plan is being updated for resubmission.  Until such time as the new plan is approved, the Company will set its estimated asset retirement obligation at $11.7 million, consistent with the original plan.

In August 2006 the Company announced a US$6.4 million investment in its plant at the Zinkgruvan mine.  The investment will be primarily directed at a major upgrading of the ore dressing plant and an overhaul of the primary autogenous mill.

Operating Costs

Operating costs over the past 20 years have been on a general downward trend reflecting the investments in capital improvements to the mine and mill as well as reductions in the workforce.  Since 1990 the operating costs have remained relatively constant with a slight increase since operation of the paste fill plant started in 2001.  The paste fill plant and distribution system have both had higher than planned start-up costs as well as higher than normal costs required to allow the underground operation to catch up on filling mined out areas.

Other Relevant Data and Information

Marketing and Commercial Matters

The mine has a long standing reputation as a reliable supplier of quality zinc and lead concentrates to the major smelters in Europe.  Concentrate is sold through Lundin Mining AB.  All logistical as well as some administrative functions are performed by site-based personnel.

Zinc concentrate is sold to four major smelters in Europe on long term contracts.  Terms for three of the customers have Treatment Charges (“TCs”) fixed on a yearly basis and for two of those customers terms and TCs are based on a 50% brick system, meaning that the TCs for 50% of the tonnage are the TCs agreed for the previous year and for the remaining 50% is that negotiated for the present year. For the third customer, the TCs are fixed for 100% of the quantity each year in advance.  For the fourth and major customer (±50%), an agreement is in place with TCs for 100% of the quantity being negotiated using a three year brick system whereby the TC is negotiated for 33% of the tonnage for the current year, 33% of the tonnage for the following year and 33% of the tonnage for the second year following the current year.  The TC applicable to 2006 was negotiated as follows:  33% in 2004, 33% in 2005 and 33%  in 2006. The agreed fixed TCs are considered high given today's market and unfavourable for Zinkgruvan.

The lead concentrate is sold to two smelters, each receiving 50% of the production.  Ore of the TCs is based on a 50% brick system, that is the TCs for 50% of the tonnage are those agreed for the previous year and TCs for the remaining 50% are negotiated for the present year.  The second TC is determined annually.  The TCs for 2005 have been fixed.  All other terms are standard market ones.  The silver in the lead concentrate is paid with a deduction of 5% or 50 g/dry tonne as a minimum.

Europe is, and will continue to be in the long-term, a net buyer of zinc concentrate.  This means that a local supplier such as Zinkgruvan will likely always have a preferred status on the market.

The markets for lead concentrate in Europe have changed to some extent because of smelter closures.  Nonetheless there are good offset possibilities for the Zinkgruvan concentrate in the northern part of Europe on a long-term basis.

In November 2004 the Company announced that it had agreed to sell all of the silver contained in the lead concentrate production from the Zinkgruvan mine in Sweden, for the Life of Mine, to Silver Wheaton in consideration for an up-front cash payment received by the Company of US$50 million, 6 million Silver Wheaton shares (post-consolidation), and 30 million share purchase warrants of Silver Wheaton, plus a per ounce price, not to exceed US$3.90 plus an increase for inflation for each ounce of silver refined from the concentrate.  The Silver Wheaton shares and warrants were subsequently consolidated on a one for five basis and the Company held six million shares and six million warrants, all of  which were sold in 2005.

The Company has agreed to deliver a minimum of 40 million ounces of silver to Silver Wheaton over a 25 year period.  The mine is expected to produce approximately 2 million ounces of silver per year in addition to 130 million pounds (59,000 metric tonnes) of zinc and 70 million pounds (32,000 metric tonnes) of lead annually at low cash costs.  If at the end of the 25 year period, Lundin Mining has not delivered the agreed 40 million ounces, then it has agreed to pay Silver Wheaton US$1.00 per ounce of silver not delivered.

Copper Project

A copper resource has been delineated on the hanging wall of the Burkland deposit.  An Indicated Mineral Resource of 2.7 Mt at 3.0% Cu using a cutoff grade of 2% Cu is reported by Zinkgruvan.  For the most part this mineralization could be accessed by extending development for the Burkland mining operation through backfill on completion of mining the panel stopes.  In 2000 Zinkgruvan completed a preliminary internal study of mining the copper deposit over a ten year period at the rate of 300,000 tpa in conjunction with mining and processing the lead and zinc.  The study indicated the project would have a capital cost of US$15.8 million and would have a favourable operating margin of US$12.35/ t of ore (these estimates are based on the 2000 study when the exchange rate was 9.23 SEK to US$1).

Environmental approval of the copper project at a production rate of up to 500,000 tpa has been included in the current application to raise the tailings dam.  Preliminary consideration of including the copper circuit within the existing concentrator indicates that it may be possible, however, the full logistics on the separate hoisting and handling of the ores have not been defined.  Neither has the opportunity for underground waste storage been fully evaluated if the deposits were mined at the same time.  Although Zinkgruvan recognizes that the copper project is viable, it is also recognized that the unit value of the copper production is less than the zinc/lead production and therefore must be considered only as an add on operation and not interfere with the zinc/lead capacity.

Environmental, Health and Safety Matters

Zinkgruvan has an environmental department and dedicated staff responsible for environmental matters throughout the site.  Zinkgruvan has previously been at the subject of an application to the County Environmental Board for not complying with certain environmental regulations.  The application related to dusting incidents from the tailings pond at the mine.  Apart from this incident the Company has, to its knowledge, met all emission standards.

In addition, elevated zinc values have been noted by local environmental authorities in the northern portion of Lake Vattern near the abandoned former processing and roasting facility of Vieille Montagne in the village of Ammeberg.

In the fall of 2003, Zinkgruvan was informed that a new nature preserve, covering approximately 135 hectares had been established two kilometres west-southwest of the Knalla shaft.  Discussions have begun to ensure that the mine can access the surface of the preserve for drilling purposes and to establish a ventilation raise should a new deposit be discovered under the area.

In August 2006 the Company announced a US$6.4 million investment in the plant at the Zinkgruvan mine.  One benefit of the investment would be a substantial noise reduction from the mill, allowing the mine to meet new requirements in its environmental permit.

Exploration Proposal

In a March 31, 2006 reserves update the Company disclosed that, in respect of the Zinkgruvan mine, a multi-year integrated in-mine and near-mine exploration program had been begun with the objective of finding and developing new Mineral Reserves to further extend the mine life of this core asset.  A special exploration team has been assigned the task of identifying new zones that can be developed from existing mine infrastructure.  This work is in addition to the ongoing mine exploration program which includes the development of two underground exploration drifts which will be the subject of increased drilling.

In 2006, significant zinc-lead-silver sulphide mineralization was drill-intercepted from two widely spaced surface exploration holes: 6.18 m (true width) grading 14.3% Zn, 4.8% Pb, 110 g/t Ag at 800 m vertical depth and 8.35 m (true width) grading 12.7% Zn, 6.8% Pb, 136 g/t Ag at 1,050 m.  These intercepts are more than 180 m downdip of the nearest defined mine resource.

Galmoy Mine

On March 21, 2005 the Company made a formal offer to the shareholders of Arcon to acquire all of the outstanding Arcon shares.  The offer was declared unconditional on April 12, 2005, following the tender of 84.06% of the shares of Arcon.  A further 7.55% of the shares of Arcon were tendered by April 26, 2005 at which time compulsory acquisition procedures were initiated.  Full details of the acquisition of 100% of the shares of Arcon are provided in the Form 51-102F4 (Business Acquisition Report) file by the Company on July 27, 2005 in respect of the acquisition of the Arcon shares.

Galmoy Technical Reports

A technical report (the “Galmoy Report”) prepared in respect of the Galmoy mine, entitled “A Technical Report of the Galmoy mine and Prospecting Licences held by Arcon in the Irish Midlands – Republic of Ireland for Lundin Mining Corporation” is available for review on the SEDAR website located at http://www.sedar.com under the Company's profile.

The Galmoy Report is dated April 22, 2005 and was prepared by John R. Sullivan, P. Geo. Senior Geologist, G. Ross MacFarlane, P. Eng. Senior Associate Metallurgical Engineer and Stephen B. Cheeseman, P. Geo. Senior Associate Geologist, of Watts, Griffis and McOuat Limited Consulting Geologists and Engineers at the request of the Company.  John R. Sullivan, P. Geo. Senior Geologist, G. Ross MacFarlane, P. Eng. Senior Associate Metallurgical Engineer and Stephen B. Cheeseman, P. Geo. Senior Associate Geologist are each a “Qualified Person” and independent of the Company within the meaning of NI43-101.

Portions of the following description of the Galmoy mine has been summarized from the Galmoy Report.  Any information that relates to developments subsequent to 2004 is based on information that has been publicly disclosed by the Company.

Location

The Galmoy mine is located in south-central Ireland in County Kilkenny, on its northern boundary with County Laois, at approximately 52°50'N latitude, 7°35'W longitude.  It lies 30 km northwest of the city of Kilkenny and 105 km southwest of Dublin.  There are several villages and hamlets close to the mine site but only a few residents in the immediate vicinity of the mine.  Most of the lands overlying the underground workings or being explored by diamond drilling are pasture lands.

Property Description

The immediate Galmoy mine, plant and tailings containment area is covered by five contiguous State Mining Licenses (“SMLs”), being SML 1, SML 6, SML 8, SML 9 and SML 10, totalling 1,590.9 ha, all held in the name of Arcon Mines Limited.  These SMLs are located within and surrounded by a contiguous block of six prospecting licenses (each a “PL” and, together, the “Surrounding PLs”).  Five of these are held by Arcon Exploration p.l.c. (“Arcon Exploration”) and the sixth was optioned by Arcon Exploration from Westland Exploration Limited in 1998.  The sixth PL is now held by Minco Ireland Limited, an Irish junior company.  Arcon was to have earned a 50% interest in that PL by incurring I£450,000 in expenditures by June 2003.  The deadline was initially extended to June 2005 and extended a second time, to July 1, 2007.  In consideration of the second extension, Arcon agreed to make the expenditures necessary to keep the licence in good standing, being a minimum of €56,000, before February 21, 2007.  Arcon has also agreed that after vesting it will carry Minco's share of the minimum required expenditures (so that it avoids dilution) for a period equal to that of the extension.  Arcon holds an additional nine PLs (the “Outside PLs”) in five isolated groups elsewhere in the Irish Midlands.  In addition to mining and exploration titles, Arcon owns numerous surface rights/properties over the immediate mine and surrounding area.

Accessibility, Climate, Local Resources and Infrastructure and Physiography

The mine can be reached from Dublin by paved highways and secondary roads and is approximately 30 km to the northwest of the city of Kilkenny.  Numerous secondary and tertiary roads, most of them paved, although often narrow and sinuous, reach all corners of the immediate mine area and Surrounding PLs.  The Outside PLs are easily accessible on well maintained paved roads.

Given that it is a relatively small island surrounded by ocean and sea, Ireland as a whole has a stable, maritime temperate climate.  Portions of the interior, including County Kilkenny have more of a continental climate.  The average temperature in July is 16°C and in January 5°C.  Approximately 80% of the rest of the country has 760-1,250 mm of rainfall yearly, although the eastern coast is relatively dry.  Annual precipitation in the Kilkenny area is about 1,000 mm.

County Kilkenny has a population of approximately 80,500 with approximately 30,000 living in the city of Kilkenny.  The nearest towns to the mine are Johnstown, 8 km to the south and Rathdowney, 8 km to the north.  Galmoy is a very significant employer in the area with approximately 240 employees.  The area is largely rural and the main economic activity in the vicinity of the mine is dairy, beef and sheep farming, with limited construction and light service industries.

As with virtually all of Ireland there is an extensive network of paved highways, excellent telecommunications facilities, national grid electricity, an ample supply of water and a well educated work force.  Other than the need to apply for and abide by Planning Permissions, it is not anticipated that there would be any particular impediments to expand existing facilities or establish new ones should this be required.  Although there was some concern in the community prior to the start of operations about potential impact on surface and underground water resources, the water supply has actually been enhanced by infrastructure supplied to the communities near the mine.

The mine is located in the southeastern part of the Central Plain which lies 60 to 90 m above sea level.  It includes numerous lakes and large areas of marsh and peat bog, some of which are exploited commercially by a state organization, as well as fertile agricultural land.

Although most of the Central Plain is drained by the River Shannon, the southeastern part is within the catchment of the River Nore, which together with the Barrow and Suir Rivers flow into the sea near Waterford.  In parts of the country, the limestone bedrock has formed an underground drainage system.

The main resource in Ireland is its agricultural land that covers more than 70% of the countryside.  Less than 5% of the remaining land is under tree cover, despite reforestation.  Outcrop is scarce.

History

Prospecting Licence (“PL 586”) hosting the initial discovery at Galmoy, was first issued in 1962 and was explored continuously by various companies under joint venture agreements until 1977.  Most of the work was carried out over the central and northern parts of PL 586, north of where the Galmoy mine deposits were later discovered.  The work consisted of geochemical, geological and geophysical surveys, and a total of twenty-four diamond drill holes were completed, with weak sub-economic mineralization intersected.

Conroy Petroleum and Natural Resources P.L.C. (“Conroy”) was issued with PL 586 in 1981.  Exploration was strongly focused on geophysical work, particularly Induced Polarization (“IP”)/Resistivity.  Drilling on a chargeability anomaly in 1986 intersected 7.39% Zn, 0.28% Pb over 8.7 m in what is now the CW Zone.  Follow-up geophysics and drilling in the same year discovered the G Zone.  A positive feasibility study was completed in 1990 and the period from 1990 to 1994 was used to secure Planning Permission, which set surface and under-ground use terms and conditions, and, environmental licences.  Conroy changed its name to Arcon International Resources p.l.c. in 1992.  A State Mining Licence was issued in February 1995 and development of the mine commenced in May 1995.  The CW Zone was intersected by major underground development in September 1996 and the first concentrates were trucked from the mine site in April 1997.

Exploration drilling restarted on a small scale in 1994 and a full exploration program commenced in 1995 at the mine site and on the Surrounding PLs.  The program has been very successful over time and is ongoing.  New zones in the mine area and other “resource” zones in the Templetuohy Bog area some 6 km to the southwest of the mine site near the Arcon/Lisheen Mine boundary have been discovered as has the Rapla Prospect, discovered in 1999 at a depth of 500 m, some 6 km northeast of the mine site along the regional fault system (G Fault) on which the Galmoy and Lisheen mines lie.  Rapla straddles the boundary between a 100% Arcon owned PL and the PL held under option from Minco Ireland Limited.

The most significant discovery since production began was the R Zone, first intersected in 2002 less than 400 m east-southeast of the CW Zone.  It is high grade and hosts roughly 36% of the mine's Mineral Resource as estimated at September 30, 2004 and is indicative of the additional potential of the property.

For the year ended 2006, production figures for the Galmoy mine are 605,438 tonnes mined ore (667,690 in 2005) and 616,536 tonnes milled ore (644,058 in 2005).

Over the years aggressive exploration programs have been carried out both in the general mine area and on Outside PLs, although this has fluctuated to some extent with the economic fortunes of the mine.  Exploration on the Outside PLs has occasionally been in joint ventures with other companies providing funding to earn an interest.

Virtually all the exploration work (with the exception of diamond drilling), including geophysical surveys, has been carried out by in-house crews.

Geological Setting

Regional Geology Structure and Alteration

Two stratigraphic intervals within the Lower Carboniferous carbonate sequence, which are the local stratigraphically lowest units of non-argillaceous carbonate rocks, host all the Irish zinc deposits: the Navan Group in the central and northern portion of the Irish Midlands and the Waulsortian Limestone in central and southern Ireland.

The Waulsortian Limestone contains the majority of Irish zinc-lead-(barite) deposits and prospects although the combined tonnage of these deposits and prospects does not equal that of the Navan deposit.  The major Waulsortian-hosted deposits are Galmoy, Lisheen, Silvermines and Tynagh; significant prospects include Ballinalack, Garrycam, Courtbrown, Carrickittle, Crinkill and Derrykearn.  With the exception of Garrycam and Ballinalack, the Waulsortian-hosted deposits occur where the underlying basal Carboniferous section is comprised of Lower Limestone Shale.  At Garrycam and Ballinalack, sulphides are also present in the underlying Navan Group.  Unlike the Navan Group, the Waulsortian Limestone is generally barren of sulphides, except in the immediate vicinity of deposits and prospects.

Mineralization occurs primarily at, or near, the base of the Waulsortian in the Galmoy, Silvermines and Lisheen deposits and the Garrycam, Courtbrown, Carrickittle, and Derrykearn prospects.

General Structural Control of Mineralization

The Irish zinc deposits occur along, or adjacent to, normal faults that were initiated during the Chadian-Arundian.  While mineralization at Galmoy, Lisheen, Silvermines, and several other prospects occurred along fault systems that marked the boundary between carbonate shelf and turbidite basin, other deposits, notably Navan, are located along fault systems within the major turbidite basins which form sub-basin edges.  Weak hydrothermal alteration effects and minor sulphide veins commonly extend into Chadian-Arundian sediments at many of the deposits.  Major deposits consist of a number of ore lenses or pods which appear “continuous” due to close fault spacing, which allowed overlap of individual mineralizing systems.  In many deposits mineralization was centred at the point of maximum throw on the faults, with subsidiary mineralization occurring at major fault intersections and in structurally broken, ramp relay zones between adjacent normal faults.  Fault planes below and above the level of the ore lenses commonly display little evidence of the passage of hydrothermal fluids other than minor dolomite-quartz (sulphide) veins within fault gouge and weak dolomitisation in immediately adjacent rocks.

Deposits and prospects hosted by the Waulsortian are also closely related to normal faults.  At Lisheen, major sulphide zones occur along two major fault zones at their points of maximum throw.  Subsidiary faults in the hanging walls of these major structures provided the locus for smaller sulphide bodies.  Individual sulphide lenses extend approximately 200 m from faults, though the close spacing of the major structures and the hanging wall faults has resulted in the formation of a nearly continuous stratiform sulphide lens extending approximately 600 m from the main fault zone.  The Galmoy deposit appears to have a similar relationship to major faults.

Deposit Types

The genetic processes which resulted in the formation of the carbonate-hosted Irish zinc-lead deposits (including Galmoy) remain the subject of some debate.  They share characteristics of both sedimentary-exhalative (“Sedex”), largely syngenetic, and Mississippi Valley-type (“MVT”), largely epigenetic, deposits but are unique enough to merit their own class, “Irish-type.”  Sulphides are most often massive, however, they display complex textures ranging from replacement of host rock by fine-grained, anhedral to colloform sulphides to infill of solution cavities by fine-grained, colloform to medium to coarse-grained crystalline sulphides.  Layered sulphide textures, other than colloform banding are largely restricted to cavity fillings.

The deposits are largely stratabound and occur along or adjacent to regional normal faults (part of an extensional tectonic regime), which formed conduits for ascending hydrothermal fluids.  This aspect is similar to that of Sedex regimes, however, in the case of Irish-type deposits, the fluids encountered reactive and permeable host rocks prior to reaching the seafloor and deposits formed there.  The Irish-type deposits have host rocks and sulphide textures similar to those of MVT deposits, however, differ in containing extensive zones of truly massive sulphides and have a metal suite containing more copper, silver and iron than most MVTs.

Exploration

Active exploration programs on these holdings have been ongoing since the mid-1980s, although the level of work has fluctuated with the economic fortunes of the Galmoy mine.  The exploration group plans and carries out all the programs, including definition drilling on mineralised zones.  The latter is done in consultation with mine geological staff.

Arcon and its predecessor Conroy, have carried out an active exploration program in the mine area since 1981 and in particular since the initial discovery in 1986, while drilling an IP anomaly.  Exploration has been driven by geology, geophysics, in particular IP/Resistivity surveys and diamond drilling.  Airborne electromagnetic (“AEM”) and magnetic geophysical surveys have been carried out over various portions of the property.  The airborne magnetic survey proved very useful in aiding geological and structural mapping while the AEM surveys (mainly test surveys by third parties) have not proved as useful as the EM response of Irish-type Zn, Pb mineralization is generally quite limited.  In 2001, Arcon carried out a regional gravity survey over portions of the property, concentrating on the area between the deposit as known then and the Rapla Prospect to the northeast.  Subsequent drilling of gravity highs led to the discovery of the R Zone in 2002.

Since the Lundin-Arcon merger, exploration has focused on drilling near the mine to find new zones of resource mineralization.  18,300 m of drilling was carried out in and near to the Galmoy mine in 2006.

Drilling

Exploration and mine site drilling is done by contractors.

Core size is generally NQ unless poor ground conditions require size reduction to BQ.  On the rare occasions when poor conditions are expected, a hole may be started with HQ equipment.  Holes are virtually all vertical, in the mine area only 39 of 1,091 were angled holes, historically show little deviation and are not directionally surveyed.  From 1997, locations and elevations have been surveyed using a Geographic Positioning System (“GPS”) instrument, latterly a differential GPS system.  Prior to this period, locations were established by measurement from field boundaries and elevations established by leveling from benchmarks.  Core recovery is near 100%.

Most of the diamond drilling has been concentrated on definition of zones as they were discovered, although there has always been at least a limited program of reconnaissance/stratigraphic drilling, fluctuating with the economic fortunes of the mining operation.

Surface diamond drilling data are the only data used for Mineral Resource definition at all scales, stope definition, and for grade control.  Some percussion test hole/sludge sample drilling is done from underground to precisely define orebody edges.  Virtually no diamond or other exploration drilling is conducted underground.  Drilling is planned and executed by the Arcon exploration group mine.

To qualify as Inferred Resources, drill spacing is generally 100 by 100 m.  Indicated Resource drill spacing is approximately 50 m by 50 m.  Measured Resource drill spacing is approximately 25 m by 25 m.

Mineral Resource and Mineral Reserve Estimates

The 2006 Reserve Estimate Update disclosed the following information in respect of the Galmoy mine:

Galmoy, Ireland(1)
December 31, 2006	Tonnes	Zinc %	Lead %	Silver g/t
Mineral Reserves
Proven	2,349,000	15.4	4.4	42
Probable	228,000	11.8	2.4	20
Proven & Probable	2,577,000	15.0	4.3	40
Mineral Resources
Measured	997,000	17.9	4.3	40
Indicated	461,000	14.0	2.1	15
Measured & Indicated	1,458,000	16.7	3.6	32
Inferred	89,000	13.0	2.9	26

Note:

(1)

The 2006 Galmoy Mineral Resource data is exclusive of the Mineral Reserve and is estimated at a cut-off of 4.5% Zinc Equivalent (Zn + Pb/2).  The 2006 Mineral Reserve is estimated at a cut-off of 6.0% Zinc Equivalent and a minimum mining height of 4.1 metres.  No new reserves or resources were added during the year.  Conversion from 2D to 3D block modeling reduced proven and probable reserves by 373,000 tonnes at year-end, in addition to the 597,000 tonnes of ore mined during the year.

The Qualified Persons responsible for these estimates were EurGeol, Mike Lowther, P.Geo., MIMMM CEng., Mine Superintendent; and EurGeol, Paul McDermott, Head of Technical Services.

Mining and Mineral Processing Operations

Since the start of the Galmoy mining and milling operations in 1997, the operation has experienced low zinc prices which prevented the project from recovering the capital investment and achieving an operating profit until 2004.  These poor financial results restricted the capital necessary to address some of the deficiencies of the original mill construction as well as restricted the capital required to sustain the operation at its design capacity.  Although the higher grade R Zone was discovered in 2002, a renegotiation of State Royalties for the entire mine was only recently agreed and the SML covering most of the zone was not issued until January 2005.  As a result of this history, the Galmoy operation was not well positioned to take full advantage of increasing metal prices in 2004.

Underground Operations

The Galmoy underground mine has most of the workings between 100 m and 160 m below surface.  The primary access is by a 10% decline located in the central mine site area with ventilation by a series of vertical upcast raises to surface, which also provide for secondary mine egress.  An underground crusher station at the bottom of the ramp crushes the ore to minus 150 mm.  Crushed ore is conveyed up the ramp to a covered surface stockpile at the mine portal and immediately adjacent to the mill.  Trucks are used to haul the ore from the fully mechanized mining areas to the underground crusher.

At the start of mining in 1997, the operation was sustained solely by the CW Zone; in 2002 production started from the smaller G and K Zones.  In 2002 the R Zone was discovered providing a thicker mining zone with higher zinc and lead grades and the potential for an overall reduction in unit production costs.  Full development and production from the R Zone is now underway.

The capacity of the Galmoy mill when constructed in 1997 was 650,000 tpa and an expansion in 2002/2003 increased the nominal capacity to 750,000 tpa.  To date the mine has not reached this capacity primarily due to the limitations on production from underground.  Mill operations since 1997 have logged considerable downtime due to an ore shortage, however, a recent trend of an increasing production rate indicates that a sustainable rate of more than 700,000 tpa is now possible.  The high capacity production capabilities of the R Zone when it becomes fully developed in conjunction with the three other mining areas should now allow the mine to produce at the budgeted production level.

Mine production from the tabular CW orebody was primarily by a room and pillar operation with 10 m wide stopes and 5 m pillars; this zone is now primarily inactive with the exception of some pillar recovery and backfilling.  In the G orebody a combination of room and pillar and bench and fill mining is being used, while in the K orebody room and pillar mining is employed.  The thickness of the R Zone allows for bench and fill mining and when the zone is fully developed will provide the major portion of the current mine plan.

Production drilling is carried out with two boom electric hydraulic jumbos with blasthole loading by mechanized bulk explosive carriers.  For the bench and fill mining in the R and G Zones a contractor is used to drill all the down holes for bench mining.  Ore loading is with 6 m3 LHDs with haulage to the crusher in 40 tonne articulated trucks.

The underground mining operation uses waste rock from mine development when available in conjunction with high-density backfill prepared from the mill tailings to fill the mined out workings.  The high-density backfill uses cement as a binder in the tailings and the operation is currently introducing ground granulated blast furnace slag to the backfill to reduce costs.  The mine permit requires a minimum of 50% of the tailings to have been placed underground by the end of the mine life.  Under the current mine plan, the operation will exceed this requirement.

The mine recovery and dilution factors of the Mineral Reserves have varied with orebody geometry and the mining method employed.  In the CW Zone, extraction recovery peaked at 90% and averaged 80% with a dilution of 10%, however, in the more difficult mining conditions of the K Zone, recovery has been budgeted at 50% with a dilution of 15%.  In the drift and fill areas of the CW South and the G Zones, recoveries are 60% with 30% dilution.  In the R Zone, 100% extractions/recoveries are anticipated with dilution from first pass mining as high as 26%.  It is projected that dilution will be 13% when the full sequence of the benching operation is established.

Galmoy is a trackless mine with the exception of the conveyor transport of the ore up the ramp from the underground crusher station.  With the exception of the bench drilling unit employed in the R and G Zones all other production equipment is operated and maintained by Galmoy.  The mine also rents two utility units to support the underground operation.  For the most part, routine maintenance and repairs are completed in-house with major repairs and rebuilds contracted out.  Due to the limited mining activity in Ireland, Galmoy has chosen to align its fleet with commonly used equipment to facilitate parts availability as well as expertise for component overhauls.

In late 2004, a new LHD unit was added to the fleet with a new haulage truck added in early 2005.  These equipment additions are expected to be the last capital additions required to complete the current Life of Mine Plan.

Mill Operations

The Galmoy mill is located immediately north of the decline and the ore storage structure.  Construction of the mill was completed in 1997 with a nominal capacity of 650,000 tpa.  On commissioning, the initial zinc concentrates had a high magnesium content that triggered smelter penalties.  The following year the addition of an acid leach circuit for removal of the magnesium was completed.  Also recognized with the early years of mill operation was a decrease in recoveries as the mill throughput increased requiring an increase in the flotation capacity.  This deficiency was further aggravated by periodic swings in the mill head grade.

With the discovery of the R Zone in 2002 and its higher grades of both lead and zinc, the mill required additional flotation capacity.  Modifications and additions were made to the flowsheet and equipment in 2003 and 2004, which resulted in an increase of the nominal capacity to 750,000 tpa, however, the mill has not achieved this rate to date due to a lack of ore from underground.  This problem has been overcome by capital improvements underground.

Since the start of operations the original mill design has been inadequate for optimum metallurgical performance and has required various changes and additions to address the deficiencies.  The higher grades of both lead and zinc in the R Zone have challenged the flotation and filtration capacity of the original design.  The constraint on capital has resulted in a general deterioration of the condition of some milling equipment, higher than normal breakdown maintenance and lower than optimum mechanical availability.  In addition, the resolution of some metallurgical issues has been delayed by a lack of senior, experienced metallurgical staff.  Capital improvements were undertaken in 2005 and additional metallurgical staff were hired.  As a result, mill performance began showing an improving trend.

The Galmoy flowsheet employs a conventional SAG-ball mill grinding circuit with differential flotation for the production of lead and zinc concentrates.  The lead circuit employs conventional flotation cells with a column cell recently added to the cleaner circuit.  The zinc circuit employs two stages of conventional flotation cells each followed with a scavenger circuit.  The zinc circuit has a regrind mill prior to final cleaning of the concentrate.  The zinc concentrate is subjected to an acid leach to reduce the magnesium content prior to dewatering.

The concentrates are dewatered with thickeners and pressure filters prior to shipping from site.  The zinc concentrate grade is typically 52-54% Zn, while the lead concentrate grade is typically 60%.  The current mechanical condition of the zinc filter has contributed to downtime and will undergo a major rebuild in mid-2005.  Due to the higher lead grades for the remaining mine life from the R Zone, the lead filter is being automated to improve its capacity.

The concentrates are shipped by truck approximately 100 km southeast to the port of New Ross near Waterford.  There is storage capacity of 6,000 tonnes of zinc concentrate and 3,000 tonnes of lead concentrate there.  Due to the limited draught at New Ross, shipments are limited to small vessels and 3,500 tonne lots.

Since the start of operations the mill control has relied on an on-stream analyser that became unreliable and has now been replaced by a new unit, which went through a protracted commissioning period during which time there was often less than reliable process control information available to operators.  This deficiency along with grade swings from the underground ore supply has contributed considerably to the operational difficulties of the mill and the resulting losses in recovery.  In addition to the equipment problems, and as noted above, the mill operation has had the difficulty of turnover in the metallurgical staff.

Metallurgical Results

Historic mill operating results are shown below.

MILL OPERATING RESULTS (1)

	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Tonnes Milled (x 1,000)	410	371	579	543	548	660	660	641	644	616
Head Grade Zn (%)	10.4	11.3	11.3	10.4	10.3	10.1	11.3	12.9	13.7	11.8
Pb (%)	0.73	0.66	0.75	0.77	0.57	2.82	2.66	5.41	3.95	3.22
Recovery Zn (%)	77.3	85.8	84.5	82.6	82.6	81.4	82.4	83.3	84.1	82.6
Pb (%)	51.6	51.2	37.1	23.9	4.0	6.5	0	43.3	68.0	66.8
Zn Conc Grade Zn (%)	54.5	54.4	53.3	51.8	52.6	53.1	51.7	51.5	51.7	51.8
tonnes x 1,000	60.7	66.2	104	89.7	88.4	102	119	134	144	116
Pb Conc Grade Pb (%)	52.2	58.2	51.1	37.9	41.0	49.1	-	57.7	64.1	63.5
tonnes x 1,000	3.0	2.1	3.2	2.6	0.4	2.9	-	26.0	27.0	21.0

Note:

(1)

Production data for periods prior to 2005 are summarized from the Galmor Report; production data for 2005 and 2006 are summarized from the Company's internally prepared reserve estimate updates.

Marketing and Commercial Matters

At the time the Galmoy Report was written, the Galmoy mine concentrate agreements were of a confidential nature and had not been disclosed in detail.  Accordingly, this section is of a general nature.

The 2006 Reserves Estimate Update disclosed that the average zinc grade of concentrate sold in 2006 was 51.76% and the average lead grade of concentrate sold in 2006 was 63.47%.

Galmoy sells it zinc concentrate to five well established zinc concentrate traders and directly to three European smelters.  The smelter contracts are of the evergreen type, with a twelve month notice period of cancellation and provision for the annual negotiation of treatment charges.

Arcon negotiated new zinc concentrate contracts with traders for 2006 in early 2005 for approximately 74% of its 2006 sales quantity at treatment charges that average above the 2006 European treatment charge benchmark rate.  The Galmoy mine is well positioned to take advantage of the shortages of zinc concentrate production that is expected to occur in Europe over the next few years.  Europe is today and will continue to be a long-term net importer of zinc concentrate.  Contract terms are normal market terms with regard to payment terms and quotational periods.

Lead concentrate is sold to three European lead smelters at fixed treatment charges for fixed quantities.  As upgrades to the mill lead circuit are completed it is expected that further spot contracts will be entered into for shipments in the latter half of 2007.

Other Relevant Data and Information

Exploration Proposal

Since July 2005 the Company has had four to six drill rigs operating in the area and geophysical resurveying of the Galmoy licence block was carried out using new, more modern equipment.  The resurveying program will continue in 2007 and anomalies will be prioritized for drill-testing.  In late 2005 to early 2006, two new zones of resource mineralization were discovered (K Southwest and CW Southeast).

Neves-Corvo

In March of 2004, Wardell Armstrong International (“WAI”) produced an independent technical report under NI 43-101, that was revised and dated May 7, 2004 (the “Wardell Report”) on the Neves-Corvo copper mine. As part of the Wardell Report staff from WAI completed a site visit from November 28 to December 4, 2003 to review data and visit the operations.  In connection with the preparation of the Wardell Report, WAI reviewed data provided by Somincor and their consultants of the Neves-Corvo mine property, and drew its own conclusions therefrom, augmented by its direct field examination.  WAI did not carry out any independent exploration work, drill any holes nor carry out any sampling and assaying.  WAI did not perform any estimation of resources and reserves at Neves-Corvo, but reviewed the estimates performed by mine personnel, examined the procedures used and reviewed in-house procedures in arriving at statements.  While exercising all reasonable diligence in checking and confirming it, WAI relied upon the data presented by Somincor and EuroZinc in formulating its opinion.

Unless stated otherwise, the following disclosure regarding the Neves-Corvo mine is primarily summarized from the Wardell Report, which readers are encouraged to review in its entirety on SEDAR at www.sedar.com under the EuroZinc profile  Disclosure in this AIF dated subsequent to the Wardell Report was provided by EuroZinc or by the Company and is not derived from the Wardell Report.

Property Description and Location

The Neves-Corvo polymetallic base metal deposit is located within the western part of the world-class Iberian Pyrite Belt (“IPB”).  The mine is situated in the Alentejo province of southern Portugal, some 15 kms to the southeast of the town of Castro Verde.  The area has an excellent transport network with international airports at Faro some 80 kms to the south and Lisbon 150 kms to the northwest.

The operations consist of the following facilities:

•

Underground mine, copper and zinc processing facilities, tailing disposal facilities and central administration, training and environmental offices at the mine site;

•

A railway spur line, concentrate storage buildings, ship loading facility and offices at Setúbal;

•

Sand extraction facilities; and

•

Lisbon office.

The mining operations are contained within a mining concession agreement (the “Neves-Corvo Mining Concession”) between the Portuguese State (the “State”) and Somincor covering 13.5 km2, located in the parishes of Santa Bárbara de Padrões and Senhora da Graça de Padrões, counties of Castro Verde and Almodôvar, district of Beja.  The Neves-Corvo Mining Concession provides the rights to exploit the Neves-Corvo deposits for copper, zinc, lead, silver, gold, tin and cobalt for an initial period of fifty years (from 24 November 1994) with two further extensions of twenty years each.

Under the Neves-Corvo Mining Concession, Somincor is obliged to:

•

advise the government of any changes contemplated in the share ownership of the company;

•

submit annual operating plans to the State's technical advisor for approval;

•

undertake the investigations and reconnaissance necessary to complete the evaluation of the mineral resources occurring in the concession and to proceed to their exploitation, subject to a technical, economic and financial feasibility study;

•

use Portuguese metallurgical refineries/smelters, if such should come into existence in the country and provided they offer competitive international terms; and

•

pay, at the State's discretion, either a profit-related royalty of 10% of the net annual result (after all income tax and charges), or a revenue-based royalty of 1% (ex-mine value of mining products).  The revenue-based royalty may be reduced by 0.25% provided that the corresponding amount of such percentage is spent on mining development investment.  In 2005 EuroZinc paid the State 10% of the net earnings.

On May 12, 2006 EuroZinc was granted a new exploration concession, the Castro Verde Concession, surrounding the Neves-Corvo Mining Concession and extending northwestward to adjoin the southern boundary of the Malhadinha Exploration Concession.  The concession that was applied for is for a 5 year period with no reduction in area. Also in May 2006 the company was granted 3 additional concessions, the Alcoutim, Albernoa and Mertola Concessions, which extend over a large part of the Portuguese Iberian Pyrite Belt.

The prevailing income tax rate applicable in 2006 to the Neves-Corvo mine is 22.0% made up as to a federal tax of 20.0% and a municipal tax of 2.0%.  The income rate applicable for the year 2007 will be 20% federal and the total tax is not to exceed 21.5%.  Therefore the municipal tax will be 1.5%.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Neves-Corvo is connected by a good road into the national road network and is approximately a one-and-a-half hour drive from either Faro to the south or Lisbon to the north.  In addition, the mine has a dedicated rail link into the Portuguese rail network and on to the port of Setúbal where the mine has a private harbour facility for unloading, storing and loading concentrates to ocean going vessels.

There are no major centres of population close to the mine, although a number of small villages with populations numbered in the hundreds do lie within the Neves-Corvo Mining Concession.  WAI does not believe that mining activities have a direct impact on any of these small settlements.

The topography around the mine is relatively subdued, comprising low hills with minimal rock outcrop.  The mine collar is 210 m above sea level.  The area supports low intensity agriculture confined to stock rearing and the production of cork and olives.

The climate of the region is semi-arid with an average July temperature of 23°C (maximum 40°C) and an average minimum temperature in winter of 3.8°C.  Rainfall averages 426mm, falling mainly in the winter months.

Mine site infrastructure includes a main production hoisting system, a copper processing plant and a zinc processing plant, a metallurgical pilot plant, paste plant, rail facility, offices, surface workshops, mine store, laboratory, change house, medical building, cafeteria, weighbridge, gatehouse, concentrate storage building and load out area, etc.

Fresh water is supplied to the mine via a 400 mm diameter pipeline from the Santa Clara reservoir, approximately 40 kms west of the mine.  Supply capacity is 600 m3/hr while storage facilities close to the mine hold thirty days' requirements.  The total water requirement for the mine and plant is estimated at over 350 m3/hr with as much as 75% of the volume being reused.

The mine is connected to the national electrical grid by a single 150 kilovolt (50 M volts per year rated) overhead power line 22.5 kms long.

The Neves-Corvo Mining Concession provides sufficient surface rights to accommodate the existing mine infrastructure and allow expansion if required.

History

The Neves-Corvo orebodies were discovered in 1977 after a period of exploration drilling which was planned to test a number of favourable gravity anomalies.  Following discovery, Somincor was formed to exploit the deposits, and by 1983, the Corvo, Graça, Neves and Zambujal sulphide deposits had been partially outlined covering an area of some 1.5 kms x 2 kms.

The Rio Tinto Group (“RTG”) became involved in the project in 1985 effectively forming a 49:51% joint venture with the Portuguese government (EDM).  This change in shareholding led to a reappraisal of the project with eventual first production commencing from the Upper Corvo and Graça orebodies on 1 January 1989, achieving 1Mt in that year.  Total capital cost for the mine was approximately US$350 M.

During the development of the mine, significant tonnages of high-grade tin ores were discovered, associated with the copper mineralization, which led to the rapid construction of a tin plant at a cost of some US$70 M.  The plant was commissioned in 1990 and in that year some 270,000t of tin-bearing ore was treated.  This was followed between 1992-1994 by a major mine deepening exercise, at a cost of US$33 M, to access the Lower Corvo orebody through the installation of an inclined conveyor ramp linking the 700 and 550 levels.

The mine has operated continuously since 1989 and annual production of copper metal in concentrate since 1997 has ranged between 76.3 and 114 kt with an additional 0.35 to 3.5 kt of tin metal in concentrate.  In 2005, tin reserves diminished substantially and very little was produced.  The emphasis was then focussed on the development of zinc zones in the mine and the tin plant was converted to a zinc processing plant in 2006.

In recent years the copper ores have been treated at a rate of approximately 1.7Mtpa compared with an installed capacity of 1.85Mtpa.  A summary of the recent performance of the copper plant is given below.

Copper Production Data 2001-2006
Year	2001	2002	2003	2004(1)	2005(1)	2006(1)
kt treated	1,672	1,739	1,700	1,900	2,056	1,972
Feed Cu %	4.74	5.08	5.33	5.71	4.96	4.56
Recovery %	85.34	86.97	85.52	88.39	88.13	88.40

Note:

(1)

Data for 2004, 2005 and 2006 post-dates the WAI Report.

Maximum production was achieved in 2005 (2.1Mtpa).  The copper head grade fell below 5% copper in the years 1998 to 2001, but from 2002 to 2004 this figure was exceeded.  Since 1997, copper recovery ranged from 85.34% to 88.40%. In 2006, the mine processed 2.1 Mt grading 4.56% copper with an average recovery of 88.40%.

Historical operating and capital costs are shown in the table below:

Operating and Capital Costs 2000 - 2006
Parameter	Unit	2000(1)	2001	2002	2003	2004(2)	2005(2)	2006(2)
Tonnage Milled	Mt	1.515	1.784	1.739	1.707	1.902	2.056	2.094
Operating Costs	€M	62.4	65.7	58.4	57.6	59.5	83.9	87.0
Unit Costs	€/t	41.19	36.82	33.59	33.90	31.30	34.50	36.60
Capital Costs	€M	15.0	20.6	14.0	14.5	19.0	22.5	29.2

Notes:

(1)  Year 2000 costs affected by industrial action.

(2)

Data for 2004, 2005 and 2006 post-dates the WAI Report.

Geological Setting

Neves-Corvo is located in the western part of the IPB which stretches through southern Spain into Portugal and which has historically hosted numerous major stratiform volcanogenic massive sulphide (“VMS”) deposits including the famous Rio Tinto mine, worked for gold and copper since Roman times.

Deposits within the IPB vary in size from a few hundred thousand tonnes to >200Mt, and also vary mineralogically from massive pyrite, through complex sulphides to gold-rich ores.  They occur at different levels and different settings within the Volcanic Siliceous Complex (“VCS”) which has been dated at Upper Devonian to Lower Carboniferous in age.  The VCS comprises fine grained clastic sediments and felsic to mafic volcanics, underlain by the Phyllite-Quartzite Group of Lower Devonian age and overlain conformably by Upper Visean Flysch Group rocks characterized by a thick clastic succession of greywackes and shales.

The massive sulphide deposits are generally interpreted as syngentic in origin, ranging from sulphide precipitates to re-worked sulphide/silicate sediments, lying close to acid submarine volcanic centres.

The Neves-Corvo deposits are located at the top of a dominantly volcanic sequence of the VCS.  Above the mineralization, there is a repetition of volcano-sedimentary and flysch units.  The whole assemblage has been folded into a gentle anticline orientated NW-SE which plunges to the southeast, resulting in orebodies distributed on both limbs of the fold.  All the deposits have been affected by both sub-vertical and low angle thrust faults.

Stockwork mineralization is also concentrated within the footwall and hanging wall rocks, and although the deposits are similar to others found in the IPB, the high copper, tin, indium and zinc grades are unique.

Exploration

Somincor has historically completed exploration programs within its mining lease to identify new deposits, extend known deposits and upgrade resources from inferred to indicated and measured categories.  To date, this process has been undoubtedly successful in that the mine commenced production with a resource of approximately 30Mt, and there is still a copper resource base of about 19.4Mt in the Measured and Indicated categories and 3.0Mt in the Inferred category at the start of 2007, and a zinc resource base of about 30.7Mt in the Measured and Indicated categories and 25.5Mt in the Inferred category.

Exploration work within the Neves-Corvo Mining Concession has concentrated primarily on the extension of known orebodies by both underground and surface drilling, and in particular, areas that are relatively close to surface.  As such, Zambujal and the adjoining bridge mineralization between Corvo and Lombador have been the focus of underground infill drill programs during 2006.

EuroZinc ws granted (subsequent to the WAI Report) 5 exploration concessions which cover the massive sulphide stratigraphy along strike of the Neves-Corvo mine in both directions, as well as a significant part of the northern trend of the Iberian Pyrite Belt in Portugal.  The total area covered by these 5 concessions is 2,705 square kilometres.

Lundin is continuing to explore these concession areas through re-interpretation of existing exploration data and diamond drilling.

Mineralization

The following descriptions relate to the deposits in their original state, prior to mining.

Corvo

The Corvo orebody lies between 280 and 800 m below surface, dips to the northeast at 10 to 40° and has dimensions in plan of approximately 1,100 m down dip and 600 m along strike.  The orebody attains a maximum thickness of 95 m and consists of a basal layer of copper ore up to 30 m thick, overlain by barren pyrite containing intermittent lenses of copper mineralization.

The main massive sulphide orebody is predominantly overlain by a complex mineralized sequence known as “Rubané” which comprises an assemblage of chloritic shales, siltstones and chert-carbonate breccias that are all mineralized with cross-cutting and bedding-parallel sulphide veinlets and occasional thin lenses of massive sulphides.  The sulphides are predominantly copper-rich and Rubané ore constitutes over 15% of the total copper content of Corvo.  Rubané mineralization is interpreted as a stockwork emplaced in the hanging wall of the massive sulphide by low angle reverse faults (thrust faults).  Cupriferous sulphide stockwork zones (fissural mineralization), consisting of veinlet sulphides cutting footwall shales and acid volcanics, underlie the massive sulphide lens over part of its area.

Tin-rich ores occur closely associated with the copper ores, principally in the massive sulphide material and Rubané.  Massive sulphide tin ore, also containing high copper values, is distributed throughout the copper mineralization at Corvo defining a north-south trend.  At the north end, near the edge of the massive sulphides, the Rubané has high grades of tin and the underlying stockwork also contains tin ores.  Zinc mineralization develops laterally to the southeast of the copper and tin ores within the massive sulphide.

Graça

The Graça orebody, which is now mostly worked out with the exception of a small extension to the southeast, lies on the southern flank of the anticline and dips to the south at 10 to 70°.  The lens is up to 80 m thick extends for 700 m along strike, 500 m down dip and ranges in depth below surface from 230 to 450 m.  The orebody is linked to Corvo by a bridge of thin continuous sulphide mineralization.  As with Corvo, much of the copper ore occurs as a basal layer overlain by barren pyrite in which there are also intercalations of copper ore.

Massive sulphide tin ores occur as a trend through the copper ores from northeast to southwest, similar to that seen at Corvo.  However, there is no significant development of Rubané, although stockwork copper ore is being exploited in the southeast section of the orebody and extensions to this mineralization are being investigated.  In the massive sulphide there is again strong lateral metal zoning and zinc occurs preferentially in the southwest limit of Graça.

Neves

Neves consists of two lenses of mineralization, joined by a thin bridge, which dip to north at 5 to 25°.  The maximum true thickness is 55 m with a strike length of 1,200 m and 700 m down dip.  The southern lens, Neves South, contains mostly zinc ore with significant lead, silver and copper grades and minor barren pyrite, underlain by copper ore which is locally tin-bearing.  Zinc mineralization tends to be very fine grained (<25µm) and does contain deleterious elements.

In contrast, Neves North is copper-rich and occurs mainly as a basal massive sulphide and as stockwork in the underlying shale and volcanic rocks.  The stockwork is well developed and extends well beyond the limits of the massive sulphide lens.

Zambujal

This area comprises a series of zinc-rich lenses (with similar mineralogy to the zinc mineralization at Neves South) with some copper mineralization which have been defined from surface drilling.  Eleven of the eighteen holes contain copper intervals with relatively low grades (<4% copper), but rich in zinc.  Underground definition drilling completed in 2005 has identified significant polymetallic mineralization that averages 21 m in true thickness and grades 13.1% copper and 7.6% zinc.  This polymetallic mineralization has substantially increased the grade of the resource at the Zambujal resource.

Lombador

This deposit comprises continuous lenses of high grade zinc ore (>8%) with 2% lead and 0.5% copper which has been defined at an Inferred category from surface drilling.  The mineralization dips to the north at 20 to 40°, has a thickness of 100 m and extends for 1,350 m down dip and 600 m along strike.

Earlier exploration intersected a second lens north of Lombador that has the potential to extend the zinc resource.  Significant copper mineralization is also present at Lombador, but additional drilling is required to fully understand the extent and tenor of this mineralization.

Drilling and Sampling

Introduction

Neves-Corvo is a mature mining operation having been in production for 16 years.  Commensurate with this is the vast database of sample data that has been accrued, and through time, reconciled against actual production data.

Exploration Drilling

As mentioned above, surface and underground exploration drilling is an on-going operation at the mine.  The mine has consistently undertaken approximately 11,000 m to 12,000 m of underground exploration drilling per year, by contractors and in-house drill rigs.  Typically, underground fan drilling would produce intersections on approximately 35 m spacing.

Grade Control Drilling & Sampling

The mine utilises two main forms of stope development, notably drift and fill where the orebodies are thin and high grade and bench and fill where the ore is greater than 16 m.

Sampling, Analysis and Security

Somincor's laboratory is accredited by the Instituto Portugues Qualidade, renewed each 3 years and submitted annually to quality audits by the same Institute, and also to internal audits.

With regard to security of samples and data, Somincor states that:

•

all records and reports are kept for 5 years (for underground production samples) and permanently for evaluation drill core samples;

•

the samples are kept for a fixed period to perform new analysis if needed; and

•

all personnel must follow rules of confidentiality as stated by the general working law, and complemented by individual signed Confidentiality Declarations.

Mineral Resource and Mineral Reserve Estimates

Historically, Neves-Corvo mine has used an in-house software system (MineCad) for resource and reserve estimation, which over the years has provided robust and reliable estimates.  However, this system is only capable of limited three-dimensional analysis, and as the mine has developed, a need for true three-dimensional modelling has come about.  As a consequence, during the last four years, the geology department has switched over to VULCAN mining software, which is better able to deal with the complex three-dimensional modelling required at the mine. At the start of 2005, the mine engineering department switched from using MineCad to VULCAN, which was used in the December 31, 2005 copper reserve estimate.

In 2006, Neves-Corvo classified their mineral resources and mineral reserves according to definitions outlined by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) (“2000”) as specified in NI43-101.

Overall, resource estimation and classification is based on the generation of block models that are controlled by three-dimensional surface models of faults and ore contacts.  In outlying areas of Inferred Resources, classical triangulation methods are used for some orebodies.  Grades are interpolated by ordinary kriging techniques and block size is generally 2 cubic metres.

The resources are defined according to the dominant value metal present.  The geological grade boundaries used are:

•

 copper ore is greater than 2% Cu; and

•

complex ore is greater than 3.3% Zn.

At the mine considerable time and effort has been spent on ascribing density values to the various ore types for use in the modelling and resource estimation processes.  Traditionally, variography is used to model each orebody and ore type.

In 2006, the resource was classified according to definitions in CIM using the following guidelines:

•

Measured Resources, which are the basis for short term planning, are derived from the underground borehole database, combined with underground mapping and stope sampling data.  To be classified as measured a block must be within 17.5 m of a sample.  This distance is one half of the separation between the current drill section spacing.

•

Indicated Resources are  those blocks that are within 35 m of an existing sample and is equel to the current drill section spacing.

•

Inferred Resources are calculated mainly from surface diamond drill hole data and are those blocks that are greater than 35 m from an existing sample up to about 70 m distance.

The 2006 Reserves Estimate Update disclosed the following data in respect of Neves-Corvo:

Neves-Corvo, Portugal(1) (2)
December 31, 2006	Tonnes	Copper %	Zinc %	Lead %	Tin %
Mineral Reserves
Proven, Copper	6,230,129	5.2	1.2	0.2	0.2
Probable, Copper	11,008,977	4.7	0.7	0.2	0.2
Proven & Probable, Copper	17,239,107	4.9	0.8	0.2	0.2
Proven, Zinc	144,809	0.3	6.4	1.3	0.1
Probable, Zinc	10,784,915	0.4	7.9	1.5	0.1
Proven & Probable, Zinc	10,929,725	0.4	7.9	1.5	0.1
Mineral Resources
Measured, Copper	6,589,245	6.1	1.5	0.3	0.2
Indicated, Copper	12,832,000	5.3	0.8	0.3	0.2
Measured & Indicated, Copper	19,421,245	5.6	1.0	0.3	0.2
Measured, Zinc	1,233,738	0.4	4.9	1.0	0.1
Indicated, Zinc	29,437,805	0.6	6.2	1.2	0.3
Measured & Indicated, Zinc	30,671,543	0.6	6.2	1.2	0.3
Inferred, Copper	3,002,102	4.5	0.8	0.2	0.1
Inferred, Zinc	25,464,727	0.6	5.5	1.5	0.1

Notes:

(1)

The 2006 Neves-Corvo Mineral Resource data is inclusive of the Mineral Reserve and is estimated at a cut-off of 2.0% Cu and 3.3% Zn respectively.  The 2006 copper and zinc Mineral Reserves are estimated using a cut-off grade of 1.91% Cu and 5.58% Zn respectively.

(2)

Reserves and resources for the Neves-Corvo mine were calculated by the mine's geology and engineering department under the guidance of Nelson Pacheco and Carlos Moreira, and audited by Wardell Armstrong International (WAI).  The Qualified Person for the 2006 Resource and Reserve estimates is WAI personnel Mark L. Owen, Associate Director and Principal Geologist, assisted by Owen Mihalop, Senior Mining Engineer and Anton Kornitskiy, Senior Resource Geologist.

Mining Operations

Neves-Corvo has been developed as an underground operation, exploiting a number of polymetallic sulphide orebodies.  The mine hoists approximately 2.1Mt of ore per year via a shaft from the 700 m level, whilst a further access is provided by a decline to the 550 m elevation.  Ore from the deeper levels is transported to the 700 m level via an incline conveyor.  Mining methods have been dictated by geology and geotechnical considerations and at the present time, both drift and fill and bench and fill are utilised with the fill comprising either hydraulic fill or more recently, paste fill.

The mine produces a variety of copper-rich and zinc-rich ores as well as a limited amount of tin-rich ores which have been historically treated by a separate tin plant (currently inactive).  The copper ores are treated in a conventional crushing, grinding and flotation circuit with the tailings pumped to the Cerro do Lobo tailings facility some 3 kms from the plant.

The Neves-Corvo mill processed a total of approximately 2.1Mt of copper and zinc ore in 2006. Tin ores were processed through a separate process plant up until 2004 and are now largely exhausted. In 2005, as part of the mine plan to add zinc production at Neves-Corvo, the tin plant underwent retrofitting to allow for the processing of 350,000 tpa of zinc ores. In 2006 the mine processed 142,537 tonnes of zinc ore.  The mine currently employs 821 staff and approximately 300 contractors at the mine site and their port concentrate handling facilities at Setúbal.  In the recent past Somincor has been implementing a labour restructuring process to reduce direct employees.  However, this has been offset by an increase in contract staff and other outside contractors undertaking works previously conducted by mine personnel.

The mine access is provided by one vertical 5 m diameter shaft, hoisting ore from the 700 m level, and a ramp from surface at a gradient of 12%.

A number of different stoping methods are employed on the mine but the most prominent are  Bench and Fill and Drift and Fill, each of which account for 50% of production tonnages. Dilution was been highlighted as being a major concern in the Drift and Fill Stopes, but substantial improvements were made in 2004 (subsequent to the WAI Report). The underground mining operations are currently on a 3 shift per day 5 day per week schedule.

Mill

In recent years the copper ores have been treated at a rate of approximately 2.0Mtpa compared with an installed capacity of 2.2Mtpa.  Since 2000 copper recovery has ranged from 85.3% to 88.4% to a copper concentrate grade of between 23 and 24.7% copper.

In May 2005, a capital expenditure program of US$5.2 M was approved for the development of an “in-mine” zinc project at Neves-Corvo. The capital was for mining equipment to develop the zinc zones and to retrofit the tin circuit at Neves-Corvo to facilitate producing zinc concentrate. Underground development was advanced and the Company produced zinc concentrate commencing in July 2006 and reached the annualized rate of approximately 25,000 tonnes of contained zinc metal, or 55M pounds of zinc per annum by December 2006.  During the six-month period in 2006 the mine produced 7,505 tonnes of zinc. The Company continues to study the option of increasing zinc production to 50,000 tonnes or greater of contained zinc in the near future.

Concentrate Shipment and Marketing

The concentrates are transferred into 27 tonne containers which are weighed and then transported by rail to Setúbal.  On arrival the concentrates are off-loaded into a storage shed of 50,000t capacity.  Reclaim for ship loading is by conveyor belt at maximum rate of 800 tonnes/hour.

The following contracts/costs are incurred during sample shipment:

•

Trucking of concentrates from the plants to the on-site railhead

•

Rail transport from the mine site to Setúbal

•

Rent for terminal facility

•

Port facility royalties

•

Use of equipment at port

•

Port security

Concentrates are predominately sold to four companies and to traders.  In 2006 deliveries totalled 323,000 thousand tonnes of copper concentrates and 13,000 thousand tonnes of zinc concentrates.

Approximately 30% of the copper concentrate for the past 3 years has been sold to a local smelter in Spain.  Some of the concentrate is delivered by truck (20 tonne capacity vehicles) to the smelter and the trucks return to the Neves-Corvo site with high grade copper/gold slag.  This slag is treated in the Neves-Corvo copper circuit.

Tailings Management

In 1999, a paste plant commenced operation to provide paste backfill for stopes and since that time, tailings from the mill have either been used to produce paste backfill or have been sent to the tailings dam.  The Cerro do Lobo tailings dam is a water retaining embankment dam; tailings are deposited into the impoundment by sub-aqueous means to prevent oxidation of the mainly sulphide (pyrite) waste.  The mine commissioned independent feasibility studies and carried out trials to change from sub-aqueous deposition to using paste tailings and applying a sub-aerial stacking method.

If the method of tailings disposal remains unchanged, then three more dam raises will be required above the 255 m level.  The 255 m level raise was completed in 2005 to provide sufficient capacity for storing tailings to the year 2011.  There are, however, major financial implications for continuing with sub-aqueous deposition.  In terms of the existing dam structures, they have been constructed and maintained in an acceptable manner, in accordance with best practice. Accordingly, there are good technical and financial reasons to continue using the Cerro do Lobo tailings dam and changing to paste tailings, but in terms of programming, the changeover must occur in the next few years in order to meet the Life of Mine Plan (“LOM”) of 2022.  Neves-Corvo management, together with consultant, Golder and Associates, are continuing with the investigating of the paste tailings disposal method at the tailings facility. The need for an alternate disposal method for tailings is driven jointly by environmental and the closure needs of the mine. The current closure proposal (perpetual wet cover) is not sustainable in the long term due to the environmental setting of the mine (semi-arid environment). While it is operationally feasible to maintain and monitor a wet cover during the operational life of the mine (as is currently the case), it becomes more difficult during the post closure period.

Environmental Issues

The Neves-Corvo mine inherently has a number of significant potential environmental impacts, due to its size and scale, location (close to the Oeiras River) and the nature of the mineral deposit (pyritic, with heavy metals).  Environmentally, it is a challenging operation, however, the mine is operated and managed to a very high standard, in accordance with best international practice, and the potential impacts are well understood and mitigated.

All the required environmental permits are in place and Somincor has a good relationship with the national and regional environmental regulators.  The provision for mine closure and the closure funding arrangements are based on an environmental study that was completed by SRK (UK) in 1992, and updated in 1998 and 1999 that showed Somincor's assessment of the mine closure liabilities is €57.7M including costs of €1.7M associated with the closure of the Setubal port facility.  As of December 31, 2006 (subsequent to the WAI Report), Somincor has accumulated €18.8M in a closure fund.  Both the assessment and the closure fund were reviewed post acquisition by EuroZinc and based on a forecast inflation rate of 2.2% per year in Portugal, the Company estimated that the closure fund would need to be €100.5M in 2022, the current LOM.

Aljustrel Project

The Aljustrel Project includes the Aljustrel Mining Lease and the surrounding Malhadinha Exploration Concession (502 sq km).  The properties are held by Pirites Alentejanas, S.A. (“PA”), which in turn is owned by Lundin (ownership of 99.9%).  On May 12, 2006 the boundary of the Aljustrel Mining Lease was officially revised in order to ensure that it covered the Estação deposit.  This revision resulted in a decrease in the area of the Lease from 5.2 square kilometres to 4.7 square kilometres.

Mining in this area has been carried out for over a hundred years, primarily for sulphides.  Base metal mining was conducted from 1991 to 1993 utilizing modern mining methods and procedures with large and productive equipment.  The underground openings and infrastructure, the process plant and the waste management facilities have been on continuous care and maintenance since closure.  At the end of 2006, 50 permanent employees and 33 temporary employees were employed by PA.

The project comprises the upgrading of the process facilities, underground access and infrastructure, and pre-production development of underground stoping areas to produce 1.8Mtpa of zinc, lead, copper and silver ore.  The work has been done to the level of a Final Feasibility Study.

The Moinho and Feitais deposits, which make up the majority of the reserve and resources, were the focus of a Final Feasibility Study (the “Aljustrel Feasibility Study”) completed in June 2000 by a team of consultants led by Steffen Robertson and Kirsten (Canada) Inc. (“SRK”).  The team also included Rescan Engineering Ltd, Knight Piésold Ltd., Rescan Environmental Services Ltd., International Metallurgical and Environmental Inc. and Merit Consultants International Inc (collectively referred to as the Project Consultants).  This study was subsequently updated in February 2001 (the “2001 Report”).  The Aljustrel Feasibility Study is somewhat different from most mining feasibility studies in as much as most of the plant and surface facilities are already in place, there are considerable underground openings and trial stopes, and there is relatively current productivity and operating cost information available.

The Aljustrel Project was the subject of a technical report by the Company entitled “March 2004 Update (as revised on May 10, 2004) of the Steffen Robertson Kirsten (Canada) Inc. Aljustrel Project Feasibility Study – June 2000” dated May 10, 2004 (the “2004 Report”) as required under NI 43-101 of the Canadian Securities Administrators.

In March 2006, the Company updated the 2004 Report with a technical report entitled "Technical Report on the Aljustrel Project, Portugal" and dated March 31, 2006 (the "2006 Report") to reflect the following additional work since 2004:

•

6,703 m underground drill program on the Moinho deposit;

•

New Mineral Resource estimate for the Moinho deposit by AMEC Americas Ltd. (“AMEC”);

•

New mine schedule for the Feitais deposit based on a more conservative mining methods than the SRK Feasibility Study;

•

Ore delivery system that would use the existing Santa Barbara tunnel and tube conveyor to deliver the ore from Feitais to the mill;

•

Metallurgical testwork by G&T Metallurgical Services Ltd. (“G&T”);

•

Process Plant Engineering by Outokumpu Technology Minerals (“OTM”);

•

Updated Operating and Capital Costs; and

•

Updated Project Economics.

The disclosure which follows regarding the Aljustrel Project is summarized from the 2006 Report.  Readers are encouraged to review the entire 2006 Report which is located on SEDAR at www.sedar.com under the EuroZinc profile.

In 2006, an updated resource estimate was prepared by the Company for the Estação deposit due to its inclusion in the revised Aljustrel Mining Lease.  This resource estimate is the subject of a technical report by N. Burns, P.Geo. entitled “Technical Report, Estação Deposit, Aljustrel, Portgal” dated
March 31, 2007.

Property Description and Location

The Aljustrel Project consists of the Aljustrel Mining Lease and the surrounding Malhadinha Exploration Concession.

The Aljustrel Mining Lease is centred in the town of Aljustrel and covers the St. João, Moinho, Algares and Feitais massive sulphide deposits.  The lease originally had an area of 5.2 km2, but was revised in May 2006 to 4.7 km2.  The original lease was signed between the Secretary of State of Industry for the Government of Portugal and PA on the 10th of January 1992.  The current lease is good for 50 years from the date of signing of the original lease, with right of renewal, and includes the exploitation of sulphur, copper, zinc, lead and silver.  The lease has no royalty to the state.

In addition to the mining lease, PA holds the Malhadinha Exploration Concession, which was granted in October 2005. The concession (502 sq km) surrounds the Aljustrel Mining Lease and covers the prospective stratigraphy north-westward to and including the inactive Lousal mine.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Aljustrel Project is accessible by rail and major highways from Lisbon and Faro, both of which have daily international flights to other locations in Europe and abroad.  Aljustrel is located 175 km southeast of Lisbon and 125 kms north of Faro.  There are some 12,000 inhabitants living in the Aljustrel Municipality, which is part of the District of Beja.

The area has a Mediterranean climate that is characterized by long, dry summers and short, moderate winters.  The population density of the area is low with most people employed in farming (cattle, sheep, cereal crops, cork, olive and wine), mining and associated service industries.

A modern infrastructure is available locally in the town of Aljustrel for most general services and includes medical care, telecommunications, banking, housing, vehicle purchase and repair and schooling.  The town has a long established history as a mining community with a number of local inhabitants employed by PA supporting the mine and plant during the present care and maintenance program.

Rail transport connects the processing plant with dedicated concentrate storage and loading facilities at the deep sea port at Setubál, located approximately 160 kms to the northwest of Aljustrel and 50 kms to the south of Lisbon.

Electrical power for the mine is available from the national power grid that services southern Portugal.

There are two mines at the Aljustrel Project:

•

The Moinho mine, which was fully developed in the 1980's with limited production in 1991-1992.  While the grades are lower than the second deposit (Feitais), exploitation is planned to begin in the first year while the higher-grade Feitais deposit is developed for production to begin in the second year.

•

The Feitais mine has limited development to date, however, it contains most of the reserves.

Both mines have been kept on care and maintenance and most excavations are accessible.  The existing excavations have seen little or no caving and provide a good indication of the ground conditions for future mining.  The project is well advanced for an underground mining project at the feasibility stage.

The Alustrel Mining Lease provides sufficient surface rights for the Company's proposed mining operations on the property.

History

Modern mining at Aljustrel began in the mid 1800's, when the Algares and Sao João deposits were exploited for pyrite, which was used as a source of iron and sulphur.  Due to the extensive size of the deposits and the small rate of production during this time, reserve depletion was not an issue and no systematic exploration was done until the mid 1900's.  By the end of World War II, the known reserves at Algares were nearly exhausted and poor ground conditions at Sao João made mining difficult.  An extensive exploration effort was initiated southeast of Sao João, leading to the discovery of the Moinho deposit.

The mill was commissioned in September of 1991 and operated until March of 1993 at which time it was shut down because of operating difficulties and low metal prices.  While operating, the plant produced copper and zinc concentrates, which were shipped by rail in sealed pots to a dedicated concentrate storage and handling facility located at the deep-water port of Setubál.  According to the records, only a small amount of lead concentrate was produced in February 1993.  The mine has been on care and maintenance since closure.

In 1998, EuroZinc, through its predecessor companies completed a Pre-Feasibility study that examined the economic viability of selectively mining the higher grade zinc zones within the Feitais and Moinho massive sulphide deposits.  The study, completed in October 1998, investigated mining at a rate of 1.5Mtpa for a project life of 12 years.  A financial analysis based on metal price of US$0.55 per pound of zinc, US$0.28 per pound of lead and US$5.50 per ounce of silver, and assuming 100% equity financing, indicated that the project should move forward to full feasibility.

In 1998, EuroZinc signed an option agreement with EDM and PA to acquire up to 75% of PA by completing a bankable feasibility study aimed at resolving the previous metallurgical problems and optimizing production.  Since that time, EuroZinc has completed a bankable Feasibility Study (the Aljustrel Feasibility Study) whereby annual production would be increased from 1.2Mt to 1.8Mt of zinc and lead ore with mine production focused on the higher grade Feitais deposit.

EuroZinc completed a four-phase exploration and definition program starting in June 1998 and continuing through to May of 2000 as part of the Aljustrel Feasibility Study being overseen by SRK to evaluate the economic viability of selective mining at the Feitais and Moinho mines.  The exploration and definition program consisted of diamond drilling, re-logging and re-assaying of historic drill core, underground channel sampling and mapping.  In total, 81 surface diamond drill holes (26,000 m) were completed at Feitais and 10 underground diamond drill holes (997 m) were completed at Moinho.

In December 2001, EuroZinc completed the acquisition of EDM's 75.60% interest in PA.  More recently, in November 2002, following a financial restructuring of PA, EuroZinc increased its ownership to 99.6% of PA.  As of December 31, 2005 EuroZinc's opwnership of PA was 99.9%.

In 2005 the company completed infill drilling (6,703 m) at the Moinho mine and undertook a number of studies to optimize the Aljustrel Project.  These studies included:

•

Moinho mineral resource estimate by AMEC,

•

modified Feitais mine design and schedule,

•

metallurgical test work by G&T,

•

process plant engineering by OMT,

•

updated capital and operating costs based on actual costs at the Company's Neves-Corvo mine, located 40 km to the south, and

•

completed new financial analysis.

On May 4 2006, the Company announced a decision to proceed with redevelopment of the Aljustrel Mine.  Significant progress was made on the redevelopment throughout the remainder of the year, primarily focused on advancing the surface decline to access the Feitais deposit, developing access to stopes in the Moinho mine and commencing the refitting of the concentrator plant.

Exploration

The Aljustrel Project includes a number of deposits that have had varying degrees of exploration drilling and underground sampling completed on them.  The Algares, St.  João and upper parts of the Moinho deposit were mined by cut and fill for pyrite (sulphur) from the 1850s through to the 1970s.  The lower part of the Moinho deposit were mined for its base metal content from 1991-1993, however it is largely unexploited.  The Feitais deposit has some test stopes where approximately 1Mt were mined in the 1980s, however the deposit is largely unexploited.

EuroZinc completed an extensive exploration program on the Feitais and Moinho deposit from 1998 to 2000 whereby the deposit was drilled and underground sampled to the level that a classified resource and reserve model was constructed.  The Aljustrel Feasibility Study that incorporated this work and metallurgical test work, examined the economic viability of selectively mining and milling zinc rich mineralization and copper rich mineralization from these deposits and was completed in June 2000 and updated in February 2001.

The Estação deposit has been intersected by 24 diamond drill holes (11,822 m) on approximately 50 m to 100 m centres.

EuroZinc staff have completed all exploration work on the project since 1997, with the exception of outside consultants used to assist or supervise various aspects of the project.

In 2004 and 2005, EuroZinc completed an additional underground infill drilling (6,703 m) on the Mohino deposit.

During 2006, six geophysical anomalies were drill tested on the Malhadinha exploration concession.  This drilling was unsuccessful in identifying the source of the gravity anomalies.  The holes mainly intersected unmineralized shales and siltstones.  Interpretation of gravity data at Malhadinha is complicated by the Tertiary sedimentary cover.  These cover rocks are less dense than the underlying Paleozoic bedrock, and the gravity field is heavily influenced by the paleotopography.  For example, an area where the Paleozoic rocks are closer to surface (a buried hill) will produce a positive gravity anomaly similar to the anomaly that would be produced by a buried sulphide deposit.

The Company's technical team is reviewing the results of the Malhadinha drilling and will revise the exploration strategy for this concession.

Mineralization

The Aljustrel massive sulphide deposits have a simple mineralogy and are composed primarily of pyrite (>70%) with lesser amounts of sphalerite, galena, chalcopyrite and minor tetrahedrite and arsenopyrite.  The deposits total in excess of 300Mt of massive sulphide.  The deposits commonly exhibit a metal zonation from a copper-rich footwall, through lower grade pyrite to a zinc-rich hanging wall.  The deposits are underlain by copper-rich stockwork zones consisting of sulphide veined pervasively altered chlorite felsic volcanics.

The zinc-rich hanging wall massive sulphides consist of fine-grained pyrite with lesser amounts of disseminated to banded fine-grained sphalerite, galena, chalcopyrite and tetrahedrite.  Economic zinc-rich sulphides form a coherent zone (4 or 4.5% zinc cut-off) and have a moderate to steep dip making them amenable to low cost underground mining.

The copper-rich footwall massive sulphide consists of pyrite with lesser amounts of chalcopyrite, tetrahedrite, sphalerite and galena.  Economic zones of copper-rich mineralization (>1.5% Cu cut-off) straddle both the massive sulphide, however the majority of the copper resource is within the massive sulphide mineralization.  Their size and geometry make them amenable to low cost underground mining.

In 1998 and 1999, EuroZinc completed 81 surface diamond drill holes totalling over 25,000 m and more than 1,000 m of underground channel sampling to define the limits of higher grade zinc and copper mineralization within the Feitais deposit.   Previous operators completed twenty-four surface holes (10,570 m) and fifty-seven underground holes (6,900 m).  This work outlined a massive sulphide body 900 m long by 700 m wide by up to 100 m thick.  The body strikes AZ305 degrees, dips –50 degrees to the northeast and plunges 30 degrees to the northwest.  Holes were drilled in the direction of 225 degrees and intersected the massive sulphide body from 50 m to 500 m below surface.  The deposit is open down dip and down plunge to the northwest towards the Represa fault.  Northwest of this fault, the deposit is displaced to the northeast with a relative horizontal displacement of 500 m where it is called the Estação deposit.

Underground mapping and drilling indicates the Moinho deposit is about 700 m long by 700 m wide by >1 to 100 m thick and strikes AZ315 degrees and dips 60 to 70 degrees to the northeast.  The deposit is open up-plunge to the south and truncated down-dip by the northwest-southeast striking Moinho hanging wall fault.  A similarly oriented fault occurs in the footwall of the deposit and appears to be coincident with the axial plane of the Southwest anticline.  The deposit can be traced northwards by a thin sulphide interval (Carrasco vein) that extends from the Moinho to the St Joao deposit a distance of 200 m to 300 m.  This thin sulphide interval may represent a thin accumulation of sulphides on a topographic high that separates the Moinho and the St. Joao deposits.

Drilling

The Aljustrel Project contains data from surface and underground diamond drilling, underground channel sampling and underground muck sampling.

The Feitais mine data set includes:

•

Diamond drill holes (8,732 m in 74 holes) completed by PA.  The core is stored in a warehouse on site in racks in an organized fashion and is available for inspection and re-sampling.  Pulps from this drilling were stored on site in airtight containers and approximately 80% of these samples were re-analyzed at Assayers Canada Ltd., the same laboratory as the EuroZinc samples.

•

Historic muck samples (1,945 samples) completed by PA.  Samples were collected after each advance (3 m) in mineralized drifts and cross cuts.  This data has not been used in the resource calculation except in rare cases where channel samples could not be collected where a drift intersected a cross-cut.

•

Diamond drill holes (26,245m in 81 holes) completed by EuroZinc. The core is stored in warehouse on site in racks in an organized fashion and is available for inspection and re-sampling.  Sample rejects are stored on site and pulps are archived with the analytical laboratory in Vancouver, Canada.

•

Channel samples (514 - 2 m samples) completed by EuroZinc. The channel samples were collected using a hydraulic saw.  Sample rejects are stored on site and pulps are archived with the analytical laboratory in Vancouver, Canada.

The Moinho mine data set includes:

•

Diamond drill holes (15,086 m in 111 holes) completed by PA - the core is stored in a warehouse on site in racks in an organized fashion and is available for inspection and re-sampling.  Surface drill holes completed at the discovery stage with uncertain down hole surveys were not used in the resource calculation.

•

Historic muck samples (3,657 samples) completed by PA.  Samples were collected after each advance (3 m) in mineralized drifts and cross cuts.  This data has not been used in the resource calculation except in rare cases where channel samples could not be collected where a drift intersected a cross-cut.

•

Diamond drill holes (980 m in 10 holes) completed by EuroZinc – the core is stored in warehouse on site in racks in an organized fashion and is available for inspection and re-sampling.  Sample rejects are stored on site and pulps are archived with the analytical laboratory in Vancouver, Canada.

•

Channel samples (849 – 2 m samples) completed by EuroZinc - the channel samples were collected using a hydraulic saw.  Sample rejects are stored on site and pulps are archived with the analytical laboratory in Vancouver, Canada.

•

Diamond drill holes (6,000 m in 65 holes) completed by EuroZinc in 2005 - as this was infill drilling, the entire core was submitted for sample preparation and analysis with only occasional representative drill holes archived for reference. Sample rejects are stored on site and pulps are archived with the analytical laboratory in Vancouver, Canada.

The drill hole and underground data has been entered into GEMCOM modeling software (“GEMCOM”) and a three-dimensional model for the deposit has been constructed.

Sampling, Analysis and Security

Assay data used for resource modeling is from drill core and underground channel samples.  In rare cases where a drift intersects a cross-cut, muck samples were used to fill the sampling sequence along the cross-cut.  The Feitais deposit is drilled off at 40 m centres, however the deposit is open both down dip and down plunge to the northwest.  The Moinho deposit is drilled off at approximately 30 m centres, however the deposit is open down dip and down plunge to the northwest.

Sample preparation from 1998 to 2000 was completed on site by Company technicians. Sample preparation for the Moinho underground drill program in 2004 and 2005 was completed on site by Company technicians in Aljustrel and at the Company's Neves-Corvo laboratory facility.

In 2005, analyses were also performed by Assayers Canada, Vancouver using the same procedure.

Drill core drilled prior to 1998 was prepared and analyzed by PA at their on-site sample preparation and analytical laboratory.  A total of 1,491 historic samples were re-assayed for copper, lead, zinc, silver and gold by Assayers Canada in Vancouver and confirmed the analytical quality of the historic data.  Most samples were from archived pulps, however when these were not available, samples were re-cut from archived drill holes.

As part of the EuroZinc exploration and feasibility study programs completed from 1998 to 2000, a rigorous data handling and data checking protocol was followed for the treatment of geological, analytical and quality assurance-quality control data.  During this same period, a comprehensive program was undertaken to validate historic assay data from earlier drill programs.  As part of this process, 82% of the historic samples from the Feitais deposit were re-analyzed at Assayers Canada, the same laboratory used in the EuroZinc programs.  In addition, the historic drill holes were re-logged to standardize lithology and alteration types, and collar and down hole surveys were checked with the original surveys and entered into the GEMCOM database.

Independent audits of geological sample collection and data management were performed by representatives of banks and smelters as part of feasibility and financing exercises.

Mineral Resource and Mineral Reserve Estimates

Mineral Resource Estimate

A resource estimate for the Feitais and Moinho deposit was completed in June 2000 as part of the Aljustrel Feasibility Study.  More recently, in 2005 AMEC completed a new resource estimate for the Moinho deposit that included results from an underground infill program (6,703 m) completed in 2004 and 2005 and the Company completed a resource estimate of the Estação deposit.

The hanging wall and footwall boundaries of the massive sulphide, which are well defined by the information from the drilling and underground workings, were used to constrain the block model interpolation.  These data were used to construct three-dimensional models of the sulphide bodies, which served as the basis for the block models.  In the 2005 study, the Mohino massive sulphide was divided into a high zinc solid (>3% Zn) and a low zinc solid (<3% Zn) for the zinc resource estimate.  Copper mineralization was constrained by the massive sulphide as well as a three-dimensional model of the stockwork mineralization.  Grades were interpolated into the block models using ordinary kriging.  Ordinary kriging was chosen as the interpolation method because it considers the spatial correlation of the data, sample support and provides an appropriate amount of grade averaging based on grade continuity.

Zinc Resources were calculated using a 4% Zn cut-off and copper resources were calculated using a 1.5% Cu cut-off.  These cut-offs were chosen based on the capital costs, operating costs and metallurgical test work completed during the feasibility study.  The zinc cut-off was raised to 4.5% for the Feitais deposit when the preliminary mining method was changed from “Open Stoping” to “Sub-Level Open Stoping with Post Fill” because the resource utilization was too low.  The higher cut-off grade at Feitais reflects the higher costs associated with cemented rock fill.  The lower cut-off grade at Moinho reflects the lower costs associated with this deposit as it is essentially completely developed and only partial extraction of the resource that will be used in the first year or so of operation.

The 2006 Reserves Estimate Update disclosed the following information:

Aljustrel, Portugal(1)
December 31, 2006	Tonnes	Copper %	Zinc %	Lead %	Silver g/t
Mineral Reserves
Probable, Zinc	14,400,000	0.3	5.5	1.8	62.6
Probable, Copper	1,600,000	2.2	1.0	0.3	14.3
Mineral Resources
Measured, Zinc	2,582,000	0.3	5.2	1.8	52.5
Indicated, Zinc	20,997,000	0.2	5.7	1.8	61.8
Measured & Indicated, Zinc	23,579,000	0.2	5.7	1.8	60.8
Measured, Copper	260,000	1.8	1.3	0.4	20.3
Indicated, Copper	6,660,000	2.1	1.1	0.4	17.1
Measured & Indicated, Copper	6,920,000	2.1	1.1	0.4	17.2
Inferred, Zinc	9,321,000	0.3	5.3	1.6	51.2
Inferred, Copper	1,990,000	2.1	0.8	0.2	11.7

Note:

(1)

The 2006 Aljustrel Mineral Resource data is inclusive of the Mineral Reserve.  The copper Mineral Resources and Mineral Reserves are estimated using a 1.5% Cu cut-off for all deposits.  The 2006 Aljustrel zinc Mineral Resources and Mineral Reserves are estimated using 4.5% Zn, 4.0% Zn and 4.0% Zn for the Feitais, Moinho and Estacao deposits respectively.

The Qualified Persons responsible for the Aljustrel resource and reserve estimates were Guy Lauzier, P.Eng., Bob Carmichael, P. Eng., and Neil Burns, P.Geo., all of whom are employees of Lundin Mining.

Mining Operations

Mine Plan

The Aljustrel Project is not a producing property, however because of the imminent transition to that status it is appropriate to describe the operations as they are planned to be based on the detailed work completed in the Aljustrel Feasibility Study – February 2001 and subsequent updates.

There are three ore bodies in the current mine plan that will be mined consecutively:

•

zinc-rich mineralization at Moinho,

•

zinc-rich mineralization at Feitais, and

•

copper-rich mineralization at Feitais

There are two mines in this study:

•

Moinho mine, which was fully developed in the 1980's with limited production in 1991-1992.  The grades are lower and exploitation is planned in the first year while the higher-grade Feitais deposit is developed.

•

Feitais mine, which has limited development but where most of the current reserves are located.

The previous mining methods were a mixture of partial extraction, long hole stoping and cut and fill with waste rock.  The operation utilized modern mining methods and procedures with large and productive equipment.  The new mine plan does not contain significant departures from past operations, apart from cementing of the backfill, introduction of an economic cut-off grade and the implementation of grade control.

Proposed Mining Methods

The Feitais resources were outlined using a 4.5% Zn cut-off and can be characterized as follows:

•

Geology – at a 4.5% Zn cut-off, the mineralization forms a coherent mineable zone.

•

Geometry – the resource boundary at a 4.5% Zn cut-off has variable geometry, however this has been taken into account in the stope design with both planned and unplanned dilution.  The horizontal mining thickness varies from a minimum of 10 m to over 40m with an average of approximately 25 m.  The dip of the ore bodies varies from 40º to 60º with an average of 55º.

•

Rock mass – footwall and hanging wall ground conditions are considered to be good to very good and the ore, which is massive sulphide, is excellent.  A minimum 3 m skin of sulphide will be left on all stope hanging walls.  In general, there are few major faults or weakening structures that will affect the mine design.

•

Disturbance – the three ore zones are relatively discrete and the induced stresses from a total extraction system will be relatively low and only moderate amounts of ground support will be required.

•

Production rates – the geometry and size of the ore deposit allows a comfortable production capacity of around 2Mtpa; the planned production rate is 1.8Mtpa, which is below capacity.

•

External influences – the groundwater inflow is moderate and there are no buildings or surface facilities located above the mining areas.

The size, geometry and ground condition of the deposit are suitable for a cemented backfill mining system with a planned total extraction of the economic resource.  Open stopes without backfill were investigated, however the utilization of the resource was too low because of the large pillars necessary to maintain stability.

The mining method for Feitais can be called “Sub-Level Open Stoping with Post Fill” using transverse stopes.

The planned stoping dimensions, drilling procedures and stope sequencing are:

•

The maximum level interval will be 20 m.  The stopes will be 20 m to 25 m along strike with a maximum of 30 m across the orebody.  Tertiary stopes will be designed where the orebody is greater than 30 m thick.

•

Dilution from the hanging wall volcanic rocks will be controlled by leaving a minimum 3 m “skin” of massive sulphide.

•

Downhole drilling will be done using high production hydraulic drill rigs.  Hole diameter and spacing will be adjusted based on the ground conditions .

•

Production will utilize a primary – secondary stope sequence with the primary stopes leading the secondary stopes by a single level.

•

Stopes will be mucked with 8 yard scoops, which will either tip directly into the ore pass or will load trucks where the one-way traveling distance is over 250 m.

Backfill will be from nearby quarries and delivered to the site by train or truck.  The quarried rock will be crushed and screened and delivered to the mine by a backfill raise.  A surface cement slurry plant will be located adjacent to the backfill raise.  Backfill will be distributed underground by stopes or scoop trams.  The waste generated within the mine will be used for back filling in the secondary stopes.

Mining at Feitais will start at the 390  Level, at the southern end of the Feitais orebody and the 430 Level at the northern end of the orebody.  Mining will begin at Feitais when development reaches the 390 Level.  The resource was calculated at a 4.5% zinc cut-off from which stopes were designed.

Mining at Moinho is from stopes adjacent to existing stope areas and makes use of existing stope areas and existing development and infrastructure.  The mining method will be up-hole benching with longitudinal retreat with 20 m sub-level intervals where no top access is available.  The stopes will use backfill.  The resource was calculated at a 4.0% zinc cut-off from which the stopes were designed.

The Feitais copper reserve will be extracted using the same mining methods as for the zinc reserve.  A minimum 8 m pillar along strike will separate the previously mined zinc stopes from the copper stopes.

Mine Costs and Mine Schedule

The average mining cost over the 10-year Life of Mine is €14.21/tonne, which is low by world standards but reflects the low labour costs, reasonable productivity and low consumable costs in this part of Europe.

The total number of personnel for mining including maintenance staff is 218 resulting in an annual productivity of 8,256 tonnes of broken ore per mining employee.  This figure benchmarks reasonably well with other similar operations in the world.

The current Mine Schedule shows a Life of Mine of 10 years based on an average annual production rate of 1.8Mtpa (years 3 to 7).  In summary, the schedule has been constrained with practical rates for all operating units and the backfill and stope sequence constraints are strictly observed.

Process Plant Description

The Aljustrel industrial plant, previously operated by PA, was initially designed to process 1.15Mtpa of Moinho ore.  The industrial plant, incorporating autogenous/pebble mill grinding was commissioned and operated by PA in 1991 to produce selective copper, lead and zinc concentrates.  The plant operated for 18 months and then shut down due to operating problems, low metal recoveries, and low metal prices.

The Aljustrel Feasibility Study has been based on utilizing the existing plant facilities, incorporating equipment modifications and additions, for processing Feitais and Moinho ores.  Recognizing that the physical nature of the stockpile would be governed by a number of factors, such as underground production schedule, ore type, primary crusher selection, etc., the decision was made to approach the feasibility study based on an SABC  (semi-autogenous ball mill circuit).  SABC circuits have been successfully used on a wide variety of ore types and do not have the same dependence on the consistency of the ore that autogenous circuits have.

The 'new' Aljustrel plant has been designed to process 1.8Mtpa of massive sulphide zinc-lead ore containing copper and silver in lesser amounts.  The plant will include the existing facilities with modifications for lead concentrate production, and additional flotation facilities for zinc concentrate.

At full production, the annual average dry concentrate production from the zinc-lead plant has been forecasted to be 163,7755 tonnes of zinc concentrate at a grade of 50% zinc and 29,000 tonnes of lead concentrate at a grade of 50% lead.

Selected process streams will be sampled and analyzed in an on-stream analytical system for operations monitoring and control purposes.

Copper rich mineralization in the footwall of the Feitais deposit will be mined in the last two years of the Aljustrel Life of Mine Plan.  Mining of the zinc zone will provide access to the copper zone.  Two distinct copper ore types, stockwork and massive sulphide, have been identified.  Similar to the zinc ore, the copper massive sulphides require fine liberation sizes.  Test work on stockwork copper ore indicated a coarser grind requirement than experienced with the massive sulphides.  The copper circuit will utilize the zinc flotation and dewatering circuits.

Markets

An internal marketing group will be responsible for marketing of all Aljustrel concentrate products. It is not felt that placement of the concentrate will be an issue given the current and projected shortage of zinc concentrates on the world market.  The specific payment terms of individual contracts will be negotiated on a periodic basis at prevailing world terms.

Contracts

Contracts for mine services, smelting and refining, and transportation entered into by PA are negotiated to be within prevailing market parameters and terms.  There will be a tendering policy in place, which will be followed by the Purchasing Department to ensure proper quality and pricing is obtained for contracted services.  Contracts entered into by the Construction Manager, yet to be appointed, during the development phase will have a tendering policy that is reviewed and audited by PA.

Environmental Considerations

An Environmental Management and Closure Plan was completed by Rescan Environmental Ltd. as part of the Aljustrel Feasibility Study and in a separate report submitted to Portuguese government authorities.

From an environmental perspective, it is important to note that:

•

The area is disturbed by mining activities that date back to Roman times and, importantly, the Company is released from responsibility for the areas of previous contamination.  In particular, the abandoned Algares and Sao Joao surface areas are specifically excluded from the Environmental Plan and remain the responsibility of the State.

•

Aljustrel is an existing mining operation with more or less continuous production from the 1850s to 1993.

•

Operational permits are in place, with the exception of an “Environmental Licensing Request” that must be made at the point that the mine is ready to commence operations.

The Environmental Management Program primarily addresses, among other parameters, water quality from the start of operations through to closure.

Tailings

The key environmental issue is the management of the potentially acid producing sulphide tailings and waste rock.  A secondary issue is the control of sedimentation into streams during start-up construction as well as during operation.  All the discharge from the mine and process plant will be routed through the Tailings Dam.  Water discharged from the dam is either treated for further use in the mine or treated to meet discharge standards.

An operating water cover will be maintained over the tailings at all times to exclude oxygen and prevent oxidation of the sulphides.  Sulphidic waste rock will be incorporated into the backfill for permanent disposal underground.

Dewatering

There is currently water being pumped from underground to keep the workings from flooding.  As the mines are deepened and expanded, water from underground will increase.  The current mine plan assumes that 2,160 to 2,450 m3/day will be pumped from underground and that about 450 m3/day of this will be service water.

This draw down of ground water has been happening for years with no effect on current agriculture usage.  The draw down cones are relatively steep (small affected area) and ground water is not used for irrigation in the immediate mine area.

Hazardous Waste Management

The storage facility is specifically identified and has a standard spill response plan and containment structure in place.  Industrial refuse will not be stored on site but will be deposited in the local municipal landfill.

Mine Closure

All mine components have been identified and all have a de-commissioning plan and schedule.  There is a fund of €0.80/tonne of ore that will be set aside for final closure and this will reach approximately €12.9 M.  This will fund ongoing pumping costs to maintain a wet cover on the Tailings Dam and regular engineering inspections that will be required.  This mine closure fund is not related to the asset retirement obligations as recorded in the Company's balance sheet according to Canadian generally accepted accounting principals.

Taxes

The Moinho and Feitais deposits are covered by the Aljustrel Mining Lease, a 50-year mining lease that was granted by the Portuguese Minister of Industry and Energy to PA on the 10th of January 1992.  The lease is renewable and has no royalty attached to it.  In Portugal, the federal income taxes on profits are 25% and municipal taxes are 2.5% for a total of 27.5%, however, in 2004 the Government reduced the tax in the Alentejo District to 20% and the Municipal tax remained at 10% of the Federal tax thus producing 2% for a total tax of 22.0%.  Subsequent to this change the government further amended the tax on profits to reflect a maximum total tax of 21.5% with a 20% federal tax.  Thus the municipal tax will be 1.5%.

Capital Cost Estimates

The total estimated capital cost to design, construct, install and commission the new Aljustrel mining and processing facilities described in the 2006 Report is US$88.3 M.  However, considering the scheduling of the project and the revenue generated from the operation of Moinho prior to full start up of the Feitais mine, there is an actual estimated net capital outlay of approximately US$54.5 M.  The costs are all expressed in US dollars and exclude taxes, duties, escalation and interest during construction.  The accuracy of the estimate is considered to be about +/- 15%.

Operating Cost Estimates

Operating cost for the 10-year mine life is estimated to be US$24.84/t milled.

Payback and Economic Analysis

The Aljustrel Life of Mine Plan and Financial Model demonstrates a payback of initial capital at 4.2 years and a positive net present value of US$34.9M at a 8% discount rate after taxes.  The internal rate of return is 21.8%.  The positive value demonstrates that the Probable Mineral Reserve as documented in the 2006 Report does in fact constitute ore.

Assumptions used in the model include:

•

Zinc price of US$0.98/lb in year 1, US$0.75/lb in year 2, and US$0.56/lb long term,

•

Lead price of US$0.49/lb in year 1, US$0.42/lb in year 2, and US$0.42/lb long term,

•

Silver price of US$11.00/ounce in year 1, US$9.00/ounce in year 2, and US$7.00/ounce long term,

•

Evaluation based on latest (March 2004) productivity estimates, capital and site costs,

•

Depreciation rate is that allowed by Portuguese law and balances supplied by PA accounting,

•

No debt financing is assumed for project capital costs other than European Union grants and interest free loans,

•

Economic evaluation considers the payment of Portuguese taxes where applicable,

•

Loss carry forwards and tax pools available to the Company,

•

Interest Income and distribution of profits on sale of assets at the end of the project are not included in the evaluation,

•

Creditor amounts adjusted to 2005 financial statements of PA,

•

Financial obligations to EDM (excluding initial buyout) included in the evaluation,

•

European Union grants and interest free loans included in the financial evaluation, and

•

Capital reflects the latest bids received from contractors including OTM for the process plant.

Mine Life

The project mine life for the Life of Mine Plan in support of the Mineral Reserve statement is approximately 10 years.  In practice, it is the opinion of the authors that additional mine life may be added as the project progresses and inferred resources at Feitais are upgraded to the measured category and adjacent deposits are drilled off.  The design throughput for the mill is 1.8Mtpa, however if the throughput is higher or expansions are justified and implemented, the mine life would be shortened accordingly.

Exploration and Development

The Company has completed the initial detailed engineering required for the upgrades to the mill at Aljustrel.  It is the intention of the Company to proceed, as market conditions and commodity prices allow, with project funding for Aljustrel to finance the completion of the balance of the work required to upgrade the mill and to develop the Feitais deposit as detailed in the updated Aljustrel Life of Mine Plan.  The Company will realize certain synergies as a result of the close proximity and common ownership of Neves-Corvo and Aljustrel.

Other Projects

The Norrliden Copper/Zinc Project

NAN also owns a 90% interest in the Norrliden copper/zinc/silver deposit located in the Skellefte mining district, approximately 45 kilometres from the Storliden mine.  NAN completed preliminary assessment studies on this deposit in March, 2000 which indicated potential for an underground mine with an inferred resource (A.C.A. Howe, January 2000) of 775,000 tonnes of ore, producing a total of 35,000 tonnes of zinc, 4,500 tonnes of copper, 3,000 tonnes of lead, 15,000 ounces of gold and 1.5 million ounces of silver over a mine life of 2.5 years.

In May 2006 a new resource estimate, including a new Australasian Joint Ore Reserves Committee (“JORC”) code compliant resource was prepared and filed on SEDAR at www.sedar.com under the Company's profile.  The report (the “Norrliden Resource Estimation”) entitled “Technical Report on the Norrliden Resource Estimation, Sweden” was prepared by Adam Wheeler, C. Eng., Eur. Ing.

The following information concerning the Norrliden copper/zinc resource has been summarized from the Norrliden Resource Estimation.  Readers should consult the full Norrliden Resource Estimation to obtain further particulars concerning the resource.

Resource Estimate

Resources were classified according to the JORC code.  A summary of the resource evaluation is shown in the table below, based on a block cut-off of SEK120/t and a minimum mining width of 3m.

Resource Summary(1)
Zone	Tonnes kt	Zn %	Pb %	Cu %	Au g/t	Ag g/t	NSR SEK/t
Indicated	568	4.9	0.4	0.8	0.9	59.7	452
Inferred	948	4.0	0.4	0.8	0.7	59.1	399
Total	1,516	4.3	0.4	0.8	0.8	59.3	419

Note:

(1)

Based on block cut-off of SEK120/t.  NSR calculated using long-term base case prices.

	Zn c/lb/%	Pb c/lb/%	Cu c/lb/%	Au $/oz/g/t	Ag $/oz/g/t
Prices Coefficients	60 46.3	33 20.8	120 143.2	450 54.4	6.5 0.94

Conclusions

1.

The Norrliden deposit contains potentially economic grades of zinc, copper, lead, gold and silver.  Based on parameters associated with the nearby Boliden processing operations, as well as revised long-term metal prices, coefficients were determined, to enable the calculation of contained NSR values for both the sample and model data.

2.

There are two distinct zones of mineralization, in the west and east ends of the deposit area.  For each of these main zones, sections were interpreted based on a cut-off of SEK120/t.  This interpretation was also strongly controlled by previous geological interpretations completed by NAN (North Atlantic Resources).

3.

Stemming primarily from these main zones' interpretations, a block model was created.  Additional peripheral blocks were also created outside of the main structures, based on sectional perimeters as well as three-dimensional projection from other intercepts.

4.

Metal grades were interpolated into the block model, using parameters supported by a geostatistical analysis of drillhole composites.  This also enabled the definition of pertinent resource classification criteria, relating to search distances, numbers of drillholes and composites, as well as the source of drilling data.

5.

Resources were classified according to the JORC code.  A summary of the resource evaluation is shown in the table above under the heading Resource Estimate.

The Copperstone Project and the Eva Discovery

This project is located near the Storliden mine.  Drilling in 2005 intersected wide-spread zones of copper-bearing sulphide mineralizations which are interpreted to comprise an extension and well-developed feeder system of the type associated with nearby large polymetallic massive sulphide deposits.  The Company undertook 8,093 m of drilling in 2006.

Near Copperstone, the Eva Discovery is a large, near-surface, low grade massive sulphide deposit.  In 2006 the Company focused its exploration on higher grade, more copper-rich zones of massive sulphide mineralization, similar to Storliden.

Lappvattnet Nickel Project

In 2006 an option to purchase agreement was reached with Blackstone Venture Corp. (“Blackstone”).  Under the terms of the agreement Blackstone must spend a total of US$5,000,000 over a three year period on exploration, including 18,000m of drilling, and issue to the Company a total of 3 million units, with each unit comprised of one common share and 2/3 share purchase warrants.  Upon earn-in the Company holds the right to a 49% back-in to the project.

The Vargbäcken Gold Project

The Vargbäcken gold project is located 30 kilometres west of the town of Malå. Independent estimation of an inferred mineral resource at the Vargbäcken gold project has yielded approximately 590,000 tonnes grading 3.7 grams per tonne gold at a cut-off grade of 1.0 grams per tonne. Using a higher cut-off of 3.0 grams per tonne gold, the estimate is 223,000 tonnes averaging 7.26 grams per tonne gold, or 52,000 ounces of contained gold.

On October 13, 2003, the Company was informed by the office of the Mine Inspector that the mine application for the Vargbäcken Gold deposit had been granted.  On July 2, 2004 an agreement was signed with Sierra Peru (now known as Mawson Resources Limited (“Mawson”)) regarding the exploration and development of the Vargbäcken Gold Project.  Under the agreement, Mawson can earn a 51% interest by matching expenditures made previously by NAN of SEK4 million over a period of three years.  A further 29% can be earned on each property by expending an additional SEK8 million within five years.  NAN's management is currently considering various options for carrying this project forward.

Toral, Spain Project

In June 2006 the Company announced that it had been granted an exclusive three year Investigation Permit in respect of the Toral zinc-lead-silver property in northwestern Spain.  The property was acquired through a public bidding contest for a land holding cost of €2,100 for the first three years.

The 2,850 ha property is an advanced exploration project with a significant historic zinc-lead-silver resource.  The Company plans to carry out a drill verification project in 2007 in order to determine if a delineation drill program is warranted.

Item 5

SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1

Dividends

There are no restrictions which prevent the Company from paying dividends.  The Company has not paid dividends on its common shares in the last five years and it has no present intentions of paying any dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.  The directors of the Company will determine if and when dividends should be declared and paid in the future, based on the Company's financial position at the relevant time.

5.2

Management's Discussion and Analysis

Reference is made to Management's Discussion and Analysis of Financial Conditions and Operating Results relating to the audited consolidated financial statements for the Company for the year ended December 31, 2006 which has been previously SEDAR-filed and is incorporated by reference in this AIF.

5.3

Foreign GAAP

The Company does not prepare its primary consolidated financial information on the basis of foreign GAAP.

Item 6

RISK FACTORS

6.1

Risk Factors

The Company's operations are subject to various risks and uncertainties, including, but not limited to, those listed below.  Unless the context indicates or implies otherwise, references in this section to the “Company” include the Company and its subsidiaries, including Zinkgruvan, NAN, Galmoy and Somincor.

Market Prices and Exchange Rate Fluctuations

The profitability of the Company's mining projects is dependent upon the market price of zinc, copper, lead, gold, silver and other concentrates produced and changes in currency exchange rates, in particular relating to the Euro, the Swedish Krona and the U.S. dollar.  The prices of precious and base metals and currency exchange rates have fluctuated significantly and are affected by numerous factors beyond the Company's control, including but not limited to, international economic and political conditions, global and regional consumption patterns, speculative trading activities, levels of supply and demand, availability and costs of metal substitutes, metal stock levels maintained by producers and others, inventory carrying costs and inflation and interest rates.  As well, the mining projects of the Company and its competitors may increase production due to new mining developments and improved mining and production methods.  These factors affect the prices of precious and base metals, and therefore the economic viability of the Company's mining interests, and they cannot accurately be predicted.

Operating Hazards and Risks

The development and operation of a mine or mineral property involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to be overcome.  These risks include, among other things, ground fall, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other accidents.  Such occurrences may result in work stoppages, delays in production, increased production costs, damage to or destruction of mines and other producing facilities, injury or loss of life, damage to property, environmental damage and possible legal liability for such damages.  Although the Company maintains liability coverage in an amount which it considers adequate for its operations, such occurrences, against which the Company may not be able to insure, or may elect not to insure, may result in a material adverse change in the Company's financial position.  The nature of these risks is such that liabilities may exceed policy limits, in which event the Company would incur substantial uninsured losses.

Mining and Processing

The Company's business operations are subject to risks and hazards inherent in the mining industry, including, but not limited to, unanticipated variations in grade and other geological problems, water conditions, surface or underground conditions, metallurgical and other processing problems, mechanical equipment performance problems, the lack of availability of materials and equipment, the occurrence of accidents, labour force disruptions, force majeure factors, unanticipated transportation costs, and weather conditions, any of which can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures and production commencement dates.

The Company's processing facilities are dependent upon continuous mine feed to remain in operation. Insofar as the Company's mines may not maintain material stockpiles of ore or material in process, any significant disruption in either mine feed or processing throughput, whether due to equipment failures, adverse weather conditions, supply interruptions, labour force disruptions or other causes, may have an immediate adverse effect on results of operations of the Company.

The Company periodically reviews mining schedules, production levels and asset lives in its LOM planning for all of its operating and development properties. Significant changes in the LOM Plans can occur as a result of experience obtained in the course of carrying out mining activities, new ore discoveries, changes in mining methods and rates, process changes, investments in new equipment and technology, precious metals price assumptions, and other factors. Based on this analysis, the Company reviews its accounting estimates and in the event of an impairment, may be required to write-down the carrying value of a mine or mines. This complex process continues for the economic life of every mine in which the Company has an interest.

As a result of the foregoing risks, among other things, expenditures on any and all projects, actual production quantities and rates, and cash costs may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, just as estimated production dates may be delayed materially, in each case especially to the extent development projects are involved. Any such events can materially and adversely affect the Company's business, financial condition, results of operations and cash flows.

Mine Development Risks

The Company's ability to maintain, or increase, its annual production of zinc, gold, copper and base metals will be dependent in significant part on its ability to bring new mines into production and to expand existing mines. Although the Company utilizes the operating history of its existing mines to derive estimates of future operating costs and capital requirements, such estimates may differ materially from actual operating results at new mines or at expansions of existing mines. The economic feasibility analysis with respect to any individual project is based upon, among other things, the interpretation of geological data obtained from drill holes and other sampling techniques, feasibility studies (which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed), precious and base metals price assumptions, the configuration of the ore body, expected recovery rates of metals from the ore, comparable facility and equipment costs, anticipated climatic conditions, estimates of labour, productivity, royalty or other ownership requirements and other factors. The Company's development projects are also subject to the successful completion of final feasibility studies, issuance of necessary permits and other governmental approvals and receipt of adequate financing. Although the Company's feasibility studies are completed with the Company's knowledge of the operating history of similar ore bodies in the region, the actual operating results of its development projects may differ materially from those anticipated, and uncertainties related to operations are even greater in the case of development projects.

Governmental and Environmental Regulation

The Company's mining operations and exploration activities are subject to extensive foreign laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Company's mines and other facilities in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Company would not proceed with the development of or continue to operate a mine.

As part of its normal course operating and development activities, the Company has expended significant resources, both financial and managerial, to comply with government regulations and permitting requirements, and will continue to do so in the future. Moreover, it is possible that future regulatory developments, such as increasingly stricter environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Company's operations, could result in substantial costs and liabilities in the future.

The Company is required to obtain government permits to develop its reserves and for expansion or advanced exploration activities at its operating and exploration properties. Obtaining the necessary government permits is a complex and time-consuming process involving numerous foreign government agencies. The duration and success of each permitting effort are contingent upon many variables not within the Company's control. In the case of foreign operations, government approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. In the context of environmental protection permitting, including the approval of reclamation plans, the Company must comply with known standards, existing laws and regulations that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority. The failure to obtain certain permits, or the imposition of extensive conditions upon certain permits, could have a material adverse effect on the Company's business, operations and prospects.

Many of the mineral rights and interests of the Company are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or government officials. No assurance can be given that the Company will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations, could have a material adverse impact on the Company's results of operations and financial condition.

Environmental and Other Regulatory Requirements

All phases of mining and exploration operations are subject to government regulation including regulations pertaining to environmental protection.  Environmental legislation is becoming stricter, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees.  There can be no assurance that possible future charges in environmental regulation will not adversely affect the Company's operations.  As well, environmental hazards may exist on a property in which the Company holds an interest which were caused by previous or existing owners or operators of the properties and of which the Company is not aware at present.  Operations at the Company's mines are subject to strict environmental and other regulatory requirements, including requirements relating to the production, handling and disposal of hazardous materials, pollution controls, health and safety and the protection of wildlife.  The Company may be required to incur substantial capital expenditures in order to comply with these requirements.  Any failure to comply with the requirements could result in substantial fines, delays in production, or the withdrawal of the Company's mining licences.

Government approvals and permits are required to be maintained in connection with the Company's mining and exploration activities.  Although the Company currently has all the required permits for its operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations or additional permits for any possible future changes to the Company's operations, including any proposed capital improvement programs.  Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations.  Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, may have a material adverse impact on the Company resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

Legal Environment

The current legal environment in certain countries in which the Company has operations or assets is characterized by inconsistent legislation.  A level of uncertainty in application exists due to frequent policy shifts and lack of administrative experience.  Additionally, regulations are often interpreted in an unpredictable manner.  There can be no assurance that laws, orders, rules, regulations and other legislation currently relating to the Company's investments and operations in these countries will not be altered, in whole or in part, or that a foreign court or other authority will not interpret existing legislation, whether retroactively or otherwise, in such a way that would have an adverse impact on the Company.

Risk of International Operations

In certain countries in which the Company has assets and operations, such assets and operations are subject to various political, economic and other uncertainties, including, among other things, the risks of  expropriation, nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, in the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations.

Political Environment

There can be no assurance that industries which are deemed of national or strategic important in certain countries in which the Company has operations or assets, including mineral exploration, production and development, will not be nationalized.  The risk exists that further government limitations, restrictions or requirements, not presently foreseen, will be implemented.  Changes in policy that alter laws regulating the mining industry could have a material adverse effect on the Company.  There can be no assurance that the Company's assets in these countries will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by an authority or body.

Joint Venture Interest in Storliden mine

The Company's joint venture partner in the Storliden mine is Boliden, who are the operating contractor for the Storliden mine.  There may be risks associated with Boliden, or with the financial condition of  Boliden, of which the Company is not aware.

Mineral Resource and Reserve Estimates

The Company's reported mineral resources and ore reserves and the reported Mineral Resources and Mineral Reserves are only estimates.  No assurance can be given that the estimated Mineral Resources and Mineral Reserves will be recovered or that they will be recovered at the rates estimated.  Mineral Resource and Mineral Reserve estimates are based on limited sampling, and, consequently, are uncertain because the samples may not be representative. Mineral Resource and Mineral Reserve estimates may require revision (either up or down) based on actual production experience.  Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain Mineral Resources and Mineral Reserves uneconomic and may ultimately result in a restatement of estimated resources and/or reserves.  Moreover, short-term operating factors relating to the Mineral Resources and Mineral Reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades or types, may adversely affect the Company's profitability in any particular accounting period.

Estimation of Asset Carrying Values

The Company annually undertakes a detailed review of the LOM Plans for its operating properties and an evaluation of the Company's portfolio of development projects, exploration projects and other assets. The recoverability of the Company's carrying values of its operating and development properties are assessed by comparing carrying values to estimated future net cash flows from each property.

Factors which may affect carrying values include, but are not limited to, gold, silver, and base metal prices, capital cost estimates, mining, processing and other operating costs, grade and metallurgical characteristics of ore, mine design and timing of production. In the event of a prolonged period of depressed prices, the Company may be required to take additional material write-downs of its operating and development properties.

Exploration and Development

Certain of the Company's properties are in the exploration stages only and are without known bodies of commercial ore.  Development of these properties will follow only upon obtaining satisfactory exploration results.  The long-term profitability of the Company's operations are directly related to the cost and success of its exploration and development programs.  Mineral exploration and development are highly speculative businesses, involving a high degree of risk.  Few properties which are explored are ultimately developed into producing mines.  There is no assurance that the Company's mineral exploration and development activities will result in any discoveries of commercial quantities of ore.  There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production.  Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved.  The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, many of which are beyond the Company's control, such as the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection.

Mining Risks and Insurance

The business of mining and mineral exploration is generally subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, contaminations, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as prolonged periods of inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and possible legal liability. The Company maintains insurance against certain risks that are typical in the mining industry and in amounts that the Company believes to be reasonable, but which may not provide adequate coverage in certain circumstances. However, insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of exploration and production) is not generally available to the Company or to other companies in the industry on acceptable terms.

Requirement for Further Capital

Existing plans for the development of the Zinkgruvan mine, further activity at the Storliden mine and the Galmoy mine, the development of the Aljustrel mine, the possible expansion and increase in the zinc mine and plant at the Neves-Corvo mine, the development of the Ozernoe project in Russia and the exploration of the Norrbotten copper/gold project can be financed through cash that is currently available, as supplemented by positive cash flow from the Zinkgruvan,  Storliden, Galmoy and Neves-Corvo operations.  However, the Company's ability to proceed with other planned exploration and development activities, or to develop any other property in which the Company acquires an interest, may depend upon the Company's ability to obtain financing through joint ventures, debt financing, equity financing or other means.

Uninsurable Risks

In the course of exploration, development, and mining of mineral properties, certain unanticipated conditions may arise, or unexpected or unusual events may occur, including rock bursts, cave-ins, fires, floods, or earthquakes.  It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or for other reasons.  Should such liabilities arise, they may reduce or eliminate any future profitability and may result in a decline in the value of the securities of the Company.

No Assurance of Titles or Boundaries

Although the Company has investigated the right to explore and exploit its various properties and obtained records from government offices with respect to all of the mineral claims comprising its properties, this should not be construed as a guarantee of title.  Other parties may dispute the title to a property or the property may be subject to prior unregistered agreements and transfers or land claims by aboriginal, native, or indigenous peoples.  The title may be affected by undetected encumbrances or defects or governmental actions.  The Company has not conducted surveys of all of its properties and the precise area and location of claims or the properties may be challenged.

Counterparties

The Company is exposed to various counterparty risks. When the Company sells ore to third parties there is a risk for non-payment by the purchasers of the Company's ore. Furthermore, there is a risk for non-payment by joint venture partners of their share of joint venture expenditures. Consequently, non-payment by either purchasers or joint venture partners may adversely affect the Company's financial position and financial results.

Tax

The Company runs its business in different countries and strives to run its business in as tax efficient a manner as possible. The tax systems in certain of these countries are complicated and subject to changes. By this reason, future negative effects on the result of the Company due to changes in tax regulations cannot be excluded.

Employee Relations

A prolonged labour disruption at any of the Company's mining operations could have a material adverse effect on the Company's ability to achieve its objectives with respect to such properties and its operations as a whole.

Competition

The mining industry is highly competitive. The Company competes with other companies, including major mining companies. Some of these companies have greater financial resources than the Company and, as a result, may be in a better position to compete for future business opportunities.

Repatriation of Earnings

Repatriation of earnings to Canada directly from Portugal is subject to withholding taxes of 10%.  There can be no assurance that additional restrictions on earnings from Portugal will not be imposed in the future.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure.  Reliable roads, bridges and power and water supplies are important determinants which affect capital and operating costs.  Unusual or infrequent weather phenomena, sabotage or government or other interference in the maintenance or provision of such infrastructure could adversely affect the activities and profitability of the Company.

Dilution

There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future which will result in further dilution to the Company's shareholders.

Dependence on Management

The Company's business is dependent upon continued support of existing management, in particular the Company's Vice-Chairman, Colin K. Benner, its President, and Chief Executive Officer (effective March 31, 2007), Karl-Axel Waplan, its Chief Financial Officer, Anders Haker, and its Chairman, Lukas H. Lundin.  The loss of any key member of the Company's existing management could adversely affect the Company's prospects.

Share Price Volatility

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies, has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of the Company's securities.

Item 7

DESCRIPTION OF SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of Common Shares without nominal or par value, and one special share (a “Special Share”) without nominal or par value.  No Special Shares are issued and outstanding.

The holders of Common Shares are entitled to receive notice of and attend all meetings of shareholders with each Common Share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings.  The holders of Common Shares are entitled to dividends if, as and when declared by the board of directors of the Company.  The Common Shares are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

The holder of the Special Share is not entitled to receive notice of, or to attend, any meeting of the shareholders of the Company or to vote at any such meeting but shall, in priority to the Common Shares and any other shares ranking junior to the Special Share, be entitled to receive in each calendar year and the Company shall pay thereon, a fixed non-cumulative preferential dividend at the rate of 8% per annum on an amount (the “Redemption Amount”) equal to the fair market value of the consideration for which the Special Shares was issued.  The Special Share shall have no other entitlement in the event of liquidation, dissolution or winding up of the Company.  The Special Share is redeemable by the Company and is retractable by the holder, for the Redemption Amount at any time.

Item 8

MARKET FOR SECURITIES

8.1

Exchange Listing

The common shares of the Company are traded on the Toronto Stock Exchange under the symbol “LUN” and on the American Stock Exchange under the symbol “LMC”; its Swedish Depository Receipts trade on the O-list of the Stockholm Stock Exchange under the symbol “LUMI”.

8.2

Transfer Agent and Registrar

The transfer agent and registrar for the Company's common shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia.

8.3

Trading Price and Volume

The following table provides information as to the monthly high and law closing prices of the Company's Shares during the 12 months of the most recently completed financial year as well as the volume of Shares traded for each month:

Month	High	Low	Volume
January	$20.98	$20.35	1,995,781
February	$23.42	$22.84	830,440
March	$24.05	$23.54	500,436
April	$34.38	$33.34	2,026,258
May	$35.87	$34.32	1,838,906
June	$29.43	$28.03	1,681,948
July	$31.63	$30.48	468,106
August	$33.34	$32.42	2,424,183
September	$31.40	$30.22	2,667,309
October	$35.46	$34.50	4,025,053
November	$40.77	$39.62	26,743,740
December	$42.44	$41.38	8,793,979

8.4

Escrowed Securities

There are no Lundin securities in escrow.

Item 9

DIRECTORS AND OFFICERS

9.1

Name, Address, Occupation and Security Holding of Directors and Officers

The table below states the name, municipality of residence and principal occupations in which each of the current directors and senior officers of the Company have been engaged during the preceding five years, together with the number of common shares of the Company owned by them as at the date of this Annual Information Form.

Name, residence and current position(s) held in the Company	Principal occupations for last five years	Served as director or officer since	Number of securities owned (directly or indirectly) or controlled at present(1)
Lukas H. Lundin Vancouver, British Columbia, Canada Chairman and Director	Chairman and a Director of Lundin Mining Corporation; Director and Officer of a number of publicly traded resource-based companies	September 9, 1994	155,493 common shares (2)
Colin K. Benner (3) Vancouver, British Columbia, Canada Vice-Chairman, Chief Executive Officer and Director

Vice Chairman, Chief Executive Officer and Director of the Company since October 31, 2006; Vice Chairman, Chief Executive Officer and a Director of EuroZinc Mining Corporation from December 21, 2004 to October 31, 2006 and former President, Chief Executive Officer and Director of Breakwater Resources Ltd. in Toronto, Ontario

		October 31, 2006	40,668 common shares
Karl-Axel Waplan (4) Bromma, Sweden President and Chief Operating Officer

President and Chief Operating Officer of the Company since October 31, 2006; President and Chief Executive Officer of the Company from April 15, 2005 to October 31, 2006; Vice President of Operations of the Company since May 2004; formerly Chief Operating Officer for GfE MIR Group, a metals trading company, in Dusseldorf, Germany

		May 3, 2004	498,000 common shares
Donald Charter (5) Etobicoke, Ontario, Canada Director

Corporate Director and President 3C's Corporation; prior to December 2005; Chairman, President and Chief Executive Officer of Dundee Securities Corporation; Executive Vice President of Dundee Corporation and Dundee Wealth Management; partner in a law firm prior to 1996

		October 31, 2006	11,424 common shares 142,800 options @ $9.14
John H. Craig Toronto, Ontario, Canada Director	Lawyer, partner of Cassels Brock & Blackwell LLP	June 11, 2003	30,000 common shares
Brian D. Edgar Vancouver, British Columbia, Canada Director	President, Chief Executive Officer and Director of Dome Ventures Corporation; Director of a number of publicly traded companies	September 9, 1994	30,000 common shares
Graham Mascall Surrey, United Kingdom Director	Self-employed mining/financial consultant. Director of a number of publicly traded companies. Previously Vice President, Business Development of BHP Billiton	October 31, 2006	none
David F. Mullen Vancouver, British Columbia, Canada Director	Chief Executive Officer of HSBC Capital (Canada) Inc. and Head of Private Equity North America.	October 31, 2006	8,466 common shares 19,040 options @ $6.83

Anthony O'Reilly Dublin, Ireland Director

Chief Executive of Providence Resources Plc.; formerly Chairman of Arcon International Resources Plc. and former Chief Executive of Josiah Wedgwood & Sons Limited.  Director of a number of publicly traded companies

		May 25, 2005	65,634 common shares
Dale C. Peniuk C.A.(5) West Vancouver, British Columbia, Canada Director	Self employed financial consultant to the mining industry; formerly an Assurance partner with KPMG LLP, Chartered Accountants. Director of a number of publicly traded companies	October 31, 2006	142,800 options @ $10.15
William A. Rand (5) Vancouver, British Columbia, Canada Director	President and Director of Rand Edgar Investment Corp.; Chairman and Director of Pender Financial Group Corporation; Director and Officer of a number of publicly traded companies	September 9, 1994	76,374 common shares
Anders Haker Norrtälje, Sweden Vice President and Chief Financial Officer	Chief Financial Officer of the Company since April 2005. Formerly financial consultant 2002 to 2005 and Chief Financial Officer of Boliden AB prior to 2002	April 4, 2005	nil
Neil O'Brien(6) London, Ontario, Canada Vice President of Exploration	Vice-President of Exploration of the Company since September 2005; formerly General Manager, Minera Teck Cominco (Mexico) and Senior Geologist, Teck Cominco Ltd.	September 1, 2005	79,500 common shares
Manfred Lindvall Skellefteå, Sweden Vice President Environment, Safety and Health	Vice President of Environment, Safety and Health since February 2006; formerly General Manager, Environment, Safety and Health for Boliden AB	February 15, 2006	90,000 options @ $7.39
Kevin Hisko West Vancouver, British Columbia, Canada Corporate Secretary	Partner, McCullough O'Connor Irwin LLP, Solicitors; formerly a partner with Campney Murphy, Barristers and Solicitors	May 26, 2005	nil
João Carrẽlo (7) Lisbon, Portugal Executive Vice President and Chief Operating Officer (Iberian Pyrite Belt Operations)

Executive Vice President and Chief Operating Officer (Iberian Pyrite Belt Operations) since October 31, 2006; Executive Vice President and Chief Operating  Officer of EuroZinc Mining Corporation from May 24, 2006 to October 31, 2006; Country Manager and Managing Director of SOMINCOR from June 27, 2005 to May 24, 2006; formerly Chief Executive Officer of Iberpotash S.A., Spain, and Director of Cleveland Potash Ltd., United Kingdom.

		October 31, 2006	135,360 options @ $2.30 76,161 options @ $2.30 171,360 options @ $10.20

Notes:

(1)

On a non-diluted basis.  The information as to common shares beneficially owned has been provided by the directors and officers themselves.

(2)

These shares are held indirectly by Mr. Lundin.

(3)

Mr. Benner has resigned as Chief Executive Officer of the Corporation effective March 31, 2007.

(4)

Mr. Waplan has been appointed Chief Executive Officer effective March 31, 2007 and will resign as Chief Operating Officer effective that date.

(5)

Members of the audit committee.

(6)

Mr. O'Brien has been appointed Senior Vice President of Exploration and Business Development effective April 1, 2007.

(7)

Mr. Carrẽlo has been appointed Executive Vice President and Chief Operating Officer effective March 31, 2007.

The Company's directors will hold office until the next annual general meeting of the Company.  The Company has an Audit Committee, a Corporate Governance Committee, a Human Resources/Compensation Committee and an Environmental, Safety and Health Committee.

Certain directors and officers of the Company have other business interests and do not devote all of their time to the affairs of the Company.  See “Conflicts of Interest” below.

The directors and officers of the Company hold, as a group, a total of 995,559 common shares, representing 0.35% of the number of common shares of the Company issued and outstanding as of March 31, 2007.

9.2

Corporate Cease Trade Orders or Bankruptcies

Except as noted below, no director, officer of the Company, or shareholder holding a sufficient number of shares of the Company to materially affect control of the Company, is, or within the ten years before the date of this Annual Information Form has been, a director or officer of any other corporation that, while that person was acting in that capacity:

(a)

was the subject of a cease trade or similar order, or an order that denied such corporation access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of such corporation.

Messrs. Rand and Edgar are currently and were directors of Lexacal Investment Corp. (TSX-V) when, on September 5, 2006, a cease trade order was issued against that company by the British Columbia Securities Commission for failure to file its financial statements within the prescribed time.  The default was rectified and the order was rescinded on November 9, 2006.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and any control shareholder of the Company individually.

9.3

Penalties or Sanctions

No director, officer of the Company, or shareholder holding a sufficient number of shares of the Company to materially affect control of the Company, has been the subject of any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

9.4

Personal Bankruptcies

During the ten years preceding the date of this Annual Information Form, no director, officer or shareholder holding a sufficient number of shares of the Company to affect materially the control of the Company, or a personal holding company of any such person, has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold his or her assets.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and any control shareholder of the Company individually.

9.5

Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or the terms of such participation.  From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties, thereby allowing for their participation in larger programs, the involvement in a greater number of programs or a reduction in financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  In accordance with the laws of Canada, the directors or the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and the financial position at that time.

During the year ended December 31, 2006, the Company incurred management and administrative service fees of $216,000 payable to Namdo Management Services Ltd., a corporation owned by a director of the Company.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors and officers.  All such conflicts will be disclosed by such directors or officers in accordance with the Canada Business Corporations Act and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.  Other than as disclosed above, the directors and officers of the Company are not aware of any such conflicts of interest in any existing or contemplated contracts with or transactions involving the Company.

Item 10

AUDIT COMMITTEE

Under Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”), companies are required to provide disclosure with respect to their audit committee including the text of the audit committee's charter, composition of the audit committee and the fees paid to the external auditor.  Accordingly the Company provides the following disclosure with respect to its audit committee:

10.1

Audit Committee Charter

The following is the text of the Audit Committee's Charter:

A.

PURPOSE

The overall purpose of the Audit Committee (the “Committee”) is to ensure that the Corporation's management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements of the Corporation and to review the Corporation's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts.

B.

COMPOSITION, PROCEDURES AND ORGANIZATION

1.

The Committee shall consist of at least three members of the Board of Directors (the “Board”), all of whom shall be “independent directors”, as that term is defined in Multilateral Instrument 52-110, “Audit Committees”.

2.

All of the members of the Committee shall be “financially literate” (i.e. able to read and understand a set of  financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements).

3.

At least one member of the Committee shall have accounting or related financial expertise (i.e. able to analyze and interpret a full set of financial statements, including the notes thereto, in accordance with generally accepted accounting principles).

4.

The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year.  The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

5.

Unless the Board shall have appointed a chair of the Committee or in the event of the absence of the chair, the members of the Committee shall elect a chair from among their number.

6.

The secretary of the Committee shall be designated from time to time from one of the members of the Committee or, failing that, shall be the Corporation's Corporate Secretary, unless otherwise determined by the Committee.

7.

The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

8.

The Committee shall have access to such officers and employees of the Corporation and to the Corporation's external auditors, and to such information respecting the Corporation, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

9.

Meetings of the Committee shall be conducted as follows:

(a)

the Committee shall meet at least four times annually at such times and at such locations as may be requested by the Chair of the Committee.  The external auditors or any member of the Committee may request a meeting of the Committee;

(b)

the external auditors shall receive notice of and have the right to attend all meetings of the Committee;

(c)

the Chair of the Committee shall be responsible for developing and setting the agenda for Committee meetings and determining the time and place of such meetings;

(d)

 the following management representatives shall be invited to attend all meetings, except executive sessions and private sessions with the external auditors:

(i)

Chief Executive Officer; and

(ii)

Chief Financial Officer;

(e)

other management representatives shall be invited to attend as necessary; and

(f)

notice of the time and place of every meeting of the Committee shall be given in writing to each member of the Committee a reasonable time before the meeting.

10.

The internal auditors and the external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary.  The Committee, through its Chair, may contact directly any employee in the Corporation as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

11.

The Committee shall have authority to engage independent counsel and other advisors as it determines necessary to carry out its duties, to set and pay the compensation for any advisors employed by the Audit Committee and to communicate directly with the internal and external auditors.

C.

ROLES AND RESPONSIBILITIES

1.

The overall duties and responsibilities of the Committee shall be as follows:

(a)

to assist the Board in the discharge of its responsibilities relating to the Corporation's accounting principles, reporting practices and internal controls and its approval of the Corporation's annual and quarterly consolidated financial statements;

(b)

to establish and maintain a direct line of communication with the Corporation's internal and external auditors and assess their performance;

(c)

to ensure that the management of the Corporation has designed, implemented and is maintaining an effective system of internal financial controls; and

(d)

to report regularly to the Board on the fulfilment of its duties and responsibilities.

2.

The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a)

to recommend to the Board a firm of external auditors to be engaged by the Corporation, and to verify the independence of such external auditors;

(b)

to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(c)

review the audit plan of the external auditors prior to the commencement of the audit;

(d)

to review with the external auditors, upon completion of their audit:

(i)

contents of their report;

(ii)

scope and quality of the audit work performed;

(iii)

adequacy of the Corporation's financial and auditing personnel;

(iv)

co-operation received from the Corporation's personnel during the audit;

(v)

internal resources used;

(vi)

significant transactions outside of the normal business of the Corporation;

(vii)

significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

(viii)

the non-audit services provided by the external auditors;

(e)

to discuss with the external auditors the quality and not just the acceptability of the Corporation's accounting principles; and

(f)

to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

3.

The duties and responsibilities of the Committee as they relate to the Corporation's internal auditors are to:

(a)

periodically review the internal audit function with respect to the organization, staffing and effectiveness of the internal audit department;

(b)

review and approve the internal audit plan; and

(c)

review significant internal audit findings and recommendations, and management's response thereto.

4.

The duties and responsibilities of the Committee as they relate to the internal control procedures of the Corporation are to:

(a)

review the appropriateness and effectiveness of the Corporation's policies and business practices which impact on the financial integrity of the Corporation, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b)

review compliance under the Corporation's Business Conduct Policy and to periodically review this policy and recommend to the Board changes which the Committee may deem appropriate;

(c)

review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

(d)

periodically review the Corporation's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

5.

The Committee is also charged with the responsibility to:

(a)

review the Corporation's quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(b)

review and approve the financial sections of:

(i)

the annual report to shareholders;

(ii)

the annual information form;

(iii)

prospectuses; and

(iv)

other public reports requiring approval by the Board,

and report to the Board with respect thereto;

(c)

review regulatory filings and decisions as they relate to the Corporation's consolidated financial statements;

(d)

review the appropriateness of the policies and procedures used in the preparation of the Corporation's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e)

review and report on the integrity of the Corporation's consolidated financial statements;

(f)

review the minutes of any audit committee meeting of subsidiary companies;

(g)

review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Corporation and the manner in which such matters have been disclosed in the consolidated financial statements;

(h)

review the Corporation's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of material facts;

(i)

develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board of Directors following each annual general meeting of shareholders; and

(j)

establish procedures for:

(i)

the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

(ii)

the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

10.2

Audit Committee Members

The Audit Committee consists of the following members:

Dale Peniuk, Chairman	Independent (1)	Financially Literate (2)
William A. Rand	Independent (1)	Financially Literate (2)
Donald Charter	Independent (1)	Financially Literate (2)

Notes:

(1)

A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member's independent judgment, or is otherwise deemed to have a material relationship under Policy MI 52-110.

(2)

An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues and can reasonably be expected to be raised by the Company's financial statements.

10.3

Relevant Education and Experience

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

Dale Peniuk

Mr. Peniuk is a chartered accountant and a graduate of the University of British Columbia (B.Comm).  Mr. Peniuk was an assurance partner with KPMG LLP Canada from 1996 to 2006 and was the leader of their British Columbia mining practice.  In addition to Lundin Mining, he is presently a Director and audit committee Chair of Corriente Resources Inc.

William A. Rand

Mr. Rand is a retired corporate and securities lawyer and mining executive with a B.Comm. from McGill University (Honours in Economics and Major in Accounting), who has sat on a number of boards and audit committees of public companies for over 25 years.  Through this education and experience, Mr. Rand has experience overseeing and assessing the performance of companies and public accountants with respect to the preparation, auditing and evaluation of financial statements.

Donald Charter

Mr. Charter has both an Honours B.A. in economics and an LLB, both from McGill University.  Mr. Charter has attained financial experience and exposure to accounting and financial issues in his current role as Corporate Director and in his previous roles as Chairman and Chief Executive Officer of Dundee Securities Corporation and as Executive Vice President of Dundee Corporation and Dundee Wealth Management.

10.4

External Auditor Service Fees

		Audit Related
Financial Year	Audit Fees(2)	Fees(3)	Tax Fees(4)	All Other Fees(5)
Ending(1)	(US$)	(US$)	(US$)	(US$)
2006	$713,667	$132,397(6)	$28,104	$425,709(7)
2005	$339,344	$83,623(8)	$30,000	$12,923(9)

Notes:

(1)

KPMG LLP (“KPMG”) was appointed as the Company's auditors in May 2005.  PricewaterhouseCoopers LLP (“PWC”) was appointed as the Company's auditors in October 2006.

(2)

The aggregate fees paid or accrued for audit services.

(3)

Pertains to assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and that are not disclosed in the ‘Audit Fees' column.

(4)

Pertains to professional services for tax compliance, tax advice, and tax planning.

(5)

Pertains to professional services provided but not included in the previous categories.

(6)

Comprised of $87,350 paid to KPMG in respect of the Lundin/EuroZinc merger, $12,033 paid to KPMG in respect of the US GAAP reconciliations.

(7)

Includes fees paid to PWC in respect of due diligence related to the Ozernoe project ($55,663) and in respect of tax elections related to the EuroZinc merger ($187,905), and to KPMG in respect of due diligence related to EuroZinc merger ($69,541).

(8)

Comprised of $7,400 paid in respect of the review of the quarterly statements for the second and third quarter, and $76,223 paid in respect of services related to the Arcon Business Acquisition Report.

(9)

Relates to services provided for documentation of GAAP differences between Canada and IFRS.

Item 11

LEGAL PROCEEDINGS

Neither Lundin Mining nor its material subsidiaries and material properties are subject to any material legal proceedings.

Item 12

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Company believes no director or executive officer of the Company or any person or company that is the direct or indirect beneficial owner of, or who exercise control or direction over, more than 10% of any class or series of the Company's outstanding voting securities or any associate or affiliate of any of the persons or companies referred to above has any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries, occurring during the years ended December 31, 2006, 2005, 2004, or the current year.

Item 13

INTERESTS OF EXPERTS

13.1

Names of Experts

PricewaterhouseCoopers LLP, Chartered Accountants, are the Company's auditors and have prepared an opinion with respect to the Company's consolidated financial statements as at and for the year ended December 31, 2006.  PricewaterhouseCoopers LLP has advised the Company that it is independent in accordance with the rules of professional conduct of the Institute of Chartered Accountants of British Columbia and the SEC's rules on auditor independence.

Item 14

ADDITIONAL INFORMATION

14.1

Information Provided on Request

The Company shall provide to any person, upon request to the Secretary of the Company:

(a)

when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus that has been filed in respect of a distribution of its securities:

(i)

one copy of the AIF of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

(ii)

one copy of the comparative financial statements of the Company for its most recently completed financial year in which financial statements have been filed  together with the accompanying report of the auditor and one copy of any interim financial statements of the Company that have been prepared subsequent to the financial statements for its most recently completed financial year;

(iii)

one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of director or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

(iv)

one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i), (ii) to (iii) above; or

(b)

at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a securityholder of the Company.

14.2

Information Contained in Information Circular and Financial Statements

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's information circular for its 2006 annual general meeting of its shareholders.  Additional financial information is provided in the Company's comparative consolidated financial statements for December 31, 2006, a copy of which has been filed with each applicable securities commission.

14.3

Information Found on SEDAR

Additional information relating to the Company can be found on the SEDAR website at www.sedar.com under the Company's profile.